U.S. SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                                FORM 10-SB

                   Registration Statement on Form 10-SB

           GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                             BUSINESS ISSUERS

         GRG, INC.
                           ------------------------
       (Name of Small Business Issuer as specified in its charter)

         NEVADA                                        65-0831618
-------------------------------                ------------------------
(State or other jurisdiction of                (I.R.S. incorporation or
organization)                                   Employer I.D. No.)

                    100 2nd Avenue North Suite 200
                    St. Petersburg, Florida 33701
               ---------------------------------------
               (Address of Principal Executive Office)

 Issuer's Telephone Number, including Area Code:  (727) 550-2442

 Securities registered pursuant to Section 12(b) of the Exchange Act:

                         None

 Securities registered pursuant to Section 12(g) of the Exchange Act:

               $0.001 Par Value Common Voting Stock
               ------------------------------------
                          Title of Class

DOCUMENTS INCORPORATED BY REFERENCE:  None.

Item 1.  Description of Business.
---------------------------------

Business Development.
---------------------

     Organization, Charter Amendments and General History.
     -----------------------------------------------------

          Organization.
          -------------

         GRG, Inc., a Nevada corporation ("GRG"), was organized on March 19, 1992, under the name "Karat Productions, Inc." We were organized for the purpose of conducting any lawful business, including, but not limited to, the manufacture, sale and distribution of diamonds and colored gemstones.

      At  inception,   we  were  authorized  to  issue  100,000,000   shares  of
non-assessable common voting stock, par value one mill ($0.001) per share.



         Charter Amendments.
      -------------------

         The following amendments to the Articles of Incorporation have been effected since we were organized:

    * Reduction of par value from $0.001 per share to $0.0005 per shares, effective August 9, 1993.

    * Increased par value back to $0.001 per share; effected a three for one forward split of the outstanding common stock; and changed the name of GRG to "Ghiglieri Corporation," effective June 5, 1997.

    * Changed the name of GRG to "GRG, Inc.," effective March 3, 1998.

         Copies of the initial Articles of Incorporation, these amendments and the Bylaws are attached hereto and incorporated herein by reference. See Part III, Item 1.

         General History.
      ----------------

         We ceased our original business operations, which proved unsuccessful, and were dormant until 1998, when it entered into a series of transactions to acquire interests in the telephone, real estate and sports marketing industries.

         In March 1998, we acquired the international telecommunications asset s of International Tele-Data, Inc., a New York Corporation (" ITD") for 5,224,000 shares of our common stock. The agreement, referred to as the partial liquidation agreement, provided that only the crucial assets of ITD were acquired, along with means of settling any ITD liabilities and claims which could potentially affect GRG after the transaction. Those assets identified as crucial were employees, and intangibles including contracts identified in the partial liquidation agreement, leads, customer base, and office equipment and database of ITD used in the international telecommunications business. Certain other assets of ITD were not included in the transaction since they were not pertinent to the international telecommunications business targeted by GRG. All shares issued in the transaction were subject to a two-year proxy granting voting rights of the shares under the control of ITD's principals to the executive committee of the GRG board of directors. The accounting of this transaction is at predecessor cost since ITD is a major shareholder post formation.

         In March 1998, we acquired certain assets of Catalyst Communications, Inc., a Utah Corporation (" Catalyst") for 3,150,000 shares of our common stock. The agreement provided that GRG acquire employees, crucial suppliers, leads, customer base, and office equipment and database of Catalyst used in business of marketing Internet scratch off sweepstakes promotions. Certain other assets of Catalyst were not included in the transaction since they were not pertinent to the Internet and telecommunications business targeted by GRG. The accounting of this transaction is at predecessor cost since control parties of Catalyst were also control parties of GRG at the time of the transaction.

         This Registration Statement is being filed on a voluntary basis to maintain GRG's quotations on the OTC Bulletin Board of the National Association of Securities Dealers, Inc. (the "NASD"). See the heading "Effects of Existing or Probable Governmental Regulations," Item I.


         NASD OTC Bulletin Board Quotations.
      ----------------------------------

         GRG's common stock is quoted on the OTC Bulletin Board of the National Association of Securities Dealers, Inc. (the "NASD") under the symbol "GRGI," For information concerning these stock quotations during the past two years, see the caption "Market Price of and Dividends on the Company's Common Equity and Other Stockholder Matters," Part II, Item 1. The quotations presented do not represent actual transactions or broker/dealer markups, markdowns or commissions.

         Further, effective January 4, 1999, the NASD adopted rules and regulations requiring that prior to any issuer having its securities quoted on the OTC Bulletin Board of the NASD that such issuer must be a "reporting issuer" which is required to file reports under Section 13 or 15(d) of the Securities and Exchange Act of the 1934, as amended (the "1934 Act"). The Company is not currently a "reporting issuer," and this Registration Statement is being filed to bring GRG into compliance with these quotations provisions. Under the "phase-in" schedule of the NASD, GRG had until December 1, 1999, within which to become a "reporting issuer," and to satisfy all comments of the Securities and Exchange Commission respecting this Registration Statement. This Registration Statement will not become effective for 60 days from the date of its filing, and it is unlikely that GRG will timely satisfy these quotation requirements of the NASD. Therefore, OTC Bulletin Board quotations of GRG's common stock will cease on December 1, 1999, and the Company's common stock would thereafter be quoted in the "Pink Sheets" of the National Quotations Bureau, LLC ("NQB"). This result would further impede the development of an "established trading market" in the common stock of GRG because the "Pink Sheets" market is not as accepted by most brokers/dealers in securities as the OTC Bulletin Board, and a broker/dealer must subscribe to the NQB's service. GRG will, as soon as practicable following the satisfaction of all necessary requirements of the NASD, file for quotations on the OTC Bulletin Board; however, no assurance can be given that the NASD will allow the quotations of GRG's common stock to be reinstated.

Business.
---------

         Risk Factors.
         -------------

         Our principal business is International Long Distance communication services. We have entered into a termination agreement with Qwest Communications for termination of US destined traffic of international origin. We use leading edge, bandwidth compression technology known as Asynchronous Transfer Mode (ATM) that permits high speed, large volume, transmission services. We are also in the business of marketing Internet scratch-off sweepstakes to companies wishing to use such sweepstakes as promotions to increase traffic on their web sites.

         The "Global Resource Network", currently being installed, consists of a US presence from international gateways (Siemens Digital Central Offices) in New York, Miami and Los Angeles, along with ATM facilities in Mexico City, Monterey and Guadalajara, Mexico. The US and Mexico switches will feature the use of ATM equipment provided by and monitored by General DataComm, Inc. (GDC). The switches will be leased from Siemen's under a 60-month capital lease on which the Company has made a $60,000 down payment but has not entered into a final lease configuration. Likewise, with respect to the GDC equipment, we have made an $87,000 down payment but have not finalized a 36-month lease for. Such switches and equipment has a fair market value of approximately $2.9 million. We expect to complete this leg of our network by December 1999 and expand into the network into additional Latin America and Caribbean countries we have obtained termination agreements with.

         Limited Operating History.
      --------------------------

      We have had limited operations since our inception in 1992. We are still in developmental stage. None of our operations have proved successful, and there is no assurance that we can profitably market our present products and services.

      Operating Results.
      ------------------

      We had no revenues and substantial losses for the years ended December 31, 1998 and 1997, and limited revenues and additional losses for the nine months ended September 30, 1999.

      Year or Period            Gross                   Net
          Ended                Revenue                  Loss
          -----                -------                  ----
      December 31, 1997          -0-               $   (21,983)
      December 31, 1998          -0-               $(5,857,756)
      September 30, 1999     $49,304                 $(1,202,043)

No assurance can be given that we will not continue to incur losses on or that its business operations will prove to be profitable. See the financial statements of GRG, which accompany this Registration Statement.

      Additional Capital Requirements.
    --------------------------------

      GRG has limited capital. Our primary revenues are derived from the purchase and sale of long distance telecommunications services to limited markets and are presently dependent upon the services provided by a small number of employees. GRG does not have sufficient capital to increase its sales force or to expand its operations; accordingly, without additional capital, growth will be limited.

      Economic Considerations.
      ------------------------

      Any substantial downturn in economic conditions or any significant price decreases related to the telecommunications industry could significantly depress discretionary consumer spending and have a material adverse effect on GRG's business operations. Everyone is aware of the daily price war between principal competitors in the telecommunications industry. Inflation may also affect the future availability of favorable financing rates for GRG or its customers, and deflation may also affect revenues derived from these operations to the extent that GRG's costs of providing these services increases from the time that the telecommunications services are sold and the time when the services are provided.

         Reliance on Existing Management.
      --------------------------------

      GRG's operations are primarily dependent upon the experience and expertise of Kenneth W. Craig, CEO, and Jeffrey M. Good, its President. The loss of Mr. Craig or Mr. Good may have a material adverse effect on GRG's present and contemplated business operations. GRG's success is also dependant upon its ability to attract and retain qualified management, administrative and sales personnel to support its anticipated future growth, of which there can be no assurance. GRG does not carry key man insurance upon the lives of any of its directors or executive officers.

         Lack of Dividends.
      ------------------

      GRG has not paid does not expect to pay any cash dividends with respect to its common stock in the foreseeable future. It presently has limited revenues and capital. Without substantial increases in revenues and capital, it would be impossible to pay cash dividends.

      No Market for Common Stock.
      ---------------------------

      There is currently no "established trading market" for GRG's shares of common stock, and there can be no assurance that such a market will ever develop or be maintained. Any market price for shares of common stock of GRG is likely to be very volatile, and numerous factors beyond the control of GRG may have a significant adverse effect. In addition, the stock markets generally have experienced, and continue to experience, extreme price and volume fluctuations which have affected the market price of many small capital companies and which have often been unrelated to the operating performance of these companies. These broad market fluctuations, as well as general economic and political conditions, may also adversely affect the market price of GRG's common stock. Further, there is no correlation between the present limited market price of GRG's common stock and its revenues, book value, assets or other established criteria of value. The present limited quotations of GRG's common stock should not be considered indicative of the actual value of GRG or its common stock. See Part II, Item 1.

      Shares Eligible for Future Sales.
      --------------------------------

      Sales of "restricted securities" under Rule 144 may also have an adverse effect on any market that may develop in GRG's common stock. Of the 19,219,427 outstanding shares of GRG's common stock, 13,961,661 are designated as
"restricted securities," and 4,186,332 have satisfied the one year "holding period" requirements of Rule 144; the filing and effectiveness of this Registration Statement, along with the continued filing of all required reports with the Securities and Exchange Commission by GRG, will make Rule 144 available to the holders of these "restricted securities." See Part II, Item 4, for information respecting the commencement of the holding periods of "restricted securities" of GRG offered and sold during the past three years.

      Conflicts of Interest.
      ----------------------

      GRG's directors and officers may become directors, executive officers, controlling stockholders and/or partners of other entities engaged in a variety of endeavors. Thus, there exist potential conflicts of interest including, among other things, time, effort and corporate opportunity, involved in participation with other potential business opportunities.


      Risks Associated with Execution of Growth Strategy.
      ---------------------------------------------------

      A principal component of GRG's growth strategy is to deploy and facilitate an international gateway network of long distance telecommunication services in the United States and selected international countries. GRG's ability to execute its growth strategy depends on a number of factors including, (i) the availability of purchase opportunities; (ii) GRG's ability to acquire these services and related opportunities on economically feasible terms; (iii) its ability to obtain the capital necessary to finance the acquisition of required facilities and to pay any necessary sales, marketing and operational expenditures; (iv) to market and sell services; and (v) to manage potentially rapidly growing operations effectively and in a manner which will result in significant customer satisfaction. There can be no assurance that GRG will be successful in any of these respects.

      Competition; Low Barriers to Entry.
      -----------------------------------

      GRG expects competition to persist, intensify and increase in the telecommunications industry in the future. Present competition includes every telecommunications company and Internet Service Provider ("ISP"), that includes AT&T, GTE, MCI/WorldCom, Sprint, QWEST Communications, Inc. ("QWEST") and all of the Bell companies; and AOL and other Internet service providers. Almost all of GRG's current and potential competitors have longer operating histories, larger installed customer bases, longer relationships with clients and significantly greater financial, technical, marketing and public relation resources than GRG and could decide at any time to increase their resource commitments to GRG's target market. As a strategic response to changes in the competitive environment, GRG may from time to time make certain pricing, service technology or marketing decisions or business or technology acquisitions that could have a material adverse effect on its business, financial condition, results of operations and prospects, and similar actions by competitors could materially adversely affect GRG's present and proposed business operations, results of operations, financial condition and prospects.

         In addition, GRG's ability to generate clients will depend to a significant degree on the uniqueness and quality of its products and services and its reputation among its clients and potential clients, compared with the quality of similar services provided by, and the reputations of, GRG's competitors. To the extent GRG loses clients to its competitors because of dissatisfaction with its services, or its reputation is adversely affected for any other reason, GRG's business, results of operations, financial condition and prospects could be materially adversely affected.

         There are relatively low barriers to entry into GRG's targeted business. Anyone can attempt to purchase and sell the telecommunication services which GRG purchases and markets. Accordingly, GRG is likely to face additional competition from new entrants into the market in the future. There can be no assurance that existing or future competitors will not develop or offer services that provide significant performance, price, creative or other advantages over those offered by GRG, which could have a material adverse effect on its business, financial condition, results of operations and prospects.

      Rapid Price Changes.
      --------------------

         There is intense price competition among the major competitors in the telecommunications industry. This continued decrease in the price of these services may make it economically unfeasible for GRG to continue its present and proposed telecommunications purchases and sales. Further, the continued use and expansion of the Internet as a telecommunications service provider can have a similar effect.


          Risks of "Penny Stock."
          -----------------------

      GRG's common stock may be deemed to be "penny stock" as that term is defined in Rule 3a51-1 of the Securities and Exchange Commission. Penny stocks are stocks (i) with a price of less than $5.00 per share; (ii) that are not traded on a "recognized" national exchange; (iii) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ-listed stocks must still meet requirement (i) above); or (iv) in issuers with net tangible assets less than $2,000,000 (if the issuer has been in continuous operation for at least three years) or $5,000,000 (if in continuous operation for less than three years), or with average revenues of less than $6,000,000 for the last three years.

      There has been no "established public market" for GRG's common stock during the last five years. At such time as GRG completes a merger or acquisition transaction, if at all, it may attempt to qualify for quotation on either NASDAQ or a national securities exchange. However, at least initially, any trading in its common stock will most likely be conducted in the over-the-counter market in the "pink sheets" or the OTC Bulletin Board of the NASD.

      Section 15(g) of the Securities Exchange Act of 1934, as amended, and Rule 15g-2 of the Securities and Exchange Commission require broker/dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Potential investors in the GRG's common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be a "penny stock."

      Moreover, Rule 15g-9 of the Securities and Exchange Commission requires broker/dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker/dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker/dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in GRG's common stock to resell their shares to third parties or to otherwise dispose of them.

      Year 2000.
      ---------

      We believe all of GRG's computer systems and applications are Y2K compliant. GRG can give no assurance that third parties with whom it intends to do business will ensure Year 2000 compliance in a timely manner or that, if they do not, their computer systems will not have an adverse effect on GRG. However, GRG does not believe that Year 2000 compliance issues of such third parties will result in a material adverse effect on its financial condition or results of operations.


      Principal Products and Services.
      --------------------------------

         GRG currently maintains two lines of businesses, which it operates:
International Telecommunications operations and Teleprizes.

         International Telecommunications.
         ---------------------------------

      We believe that as technology advances, a comprehensive range of both consumer and business communications and information services will be provided over networks utilizing Asynchronous Transfer Mode ("ATM") technology, which is a method of bandwidth compression that may allow one line to carry the equivalent of six lines. With a large enough traffic base, the cost of acquiring ATM equipment may become more cost effective. These services will include traditional voice, video, data and facsimile transmission, as well as virtual private networks. We believe this shift to ATM has begun, and over time should accelerate, for the following reasons:

o Flexibility. ATM technology is based on an open protocol (a nonproprietary, published standard) that allows for market driven development of new-uses and applications for ATM networks. In international markets, this is based upon proprietary protocols for a "Public Switched Network" ("PSTN"), which are governed and maintained by international standard bodies that are generally controlled by government affiliated entities.

o Improving Technologies. GRG believes that ATM's open protocol will allow technological advances that will lead to achieving seamless interconnection with the PSTN in International Markets. A seamless interconnection will allow customers to use GRG's ATM-based services, including voice and facsimile, without modifying existing telephone and facsimile equipment or existing dialing procedures; there will be no need to dial access codes or follow other present similar procedures.

o Standardized Interface. Web browsers (developed for the Internet and usable with many ATM networks) can provide a standardized interface to data and applications on an ATM network and thus make it easier for end users to access and use these resources.

         We are developing technology to allow seamless interconnection of the network it is presently building, to be known as the "Global Resource Network," with the PSTN.

      We intend to provide a comprehensive range of telecommunication services over the Global Resource Network, including private line, virtual private networks, video, data, voice and facsimile transmission services.


      The Internet.
      -------------

      We have also developed an enhanced serviced division, which will focus its attention on Internet services and applications. Under the trademark
"TeleprizesTM," We have marketing rights (through a joint marketing agreement with RealTIME Media, Inc.) to an internationally patent pending, "scratch and win" sweepstakes, which has already been accepted for Internet implementation.


         Recent Public Announcements.
         ---------------------------

         GRG has agreements that provide for the exchange of telecommunications traffic with foreign carriers. GRG has strategic agreements to terminate traffic into Mexico, Latin and South America. The Company has entered into a Strategic Alliance with Value Added Services (VAS), a Mexican company, with expertise in regulatory affairs pertaining to telecommunications in Latin America. VAS is obtaining all the necessary certifications and licenses to provide service throughout Mexico. One node of our ATM switching platform, supporting the "Global Resources Network" (GRN), has been located in VAS facilities in Mexico City with additional nodes into the Monterrey and Guadalajara marketplaces. These points of presence ("POPs") are strategic for access to fiber capacity throughout the country of Mexico.

         The company has signed a master agreement with a licensed long distance carrier in Mexico to terminate traffic in the US and internationally. This agreement allows for GRG to utilize 800 origination services for all of Mexico and internationally. Traffic will be delivered to GRG at its point of presence in San Antonio for distribution on the GRN. The Company is negotiating additional foreign partners for Latin and South America that have licenses in their home markets which may be wholly or partially government-owned (often referred to as Post Telephone and Telegraphs or "PTTs") and non-dominant carriers that may have been recently established as a result of the deregulation of foreign telecommunications markets ("Competitive Carriers").

         Distribution Methods of the Products or Services.
         -------------------------------------------------

         Marketing.
         ----------

                           International Telecommunications.
                           ---------------------------------

      International Market. In 1998, the global trend toward more liberalized telecommunications markets accelerated in an unprecedented fashion. The World Trade Organization ("WTO") Agreement, struck in 1997, took effect in February 1998. Sixty-nine countries, representing 95% of the world's US $600 billion domestic and international telecommunications revenues, signed the Agreement, with most committing to improved access by foreign companies to these international telecommunications markets.

      The liberalization movement also enjoyed significant advances in the Asia-Pacific and Latin America areas, expanding the mosaic of foreign competitor opportunities in these regions. While many nations have yet to open their international telecommunications markets to competition, 1998 was a banner year. GRG's management believes that these developments will assure that GRG's addressable global markets will continue to expand rapidly. In addition, the Internet is in the process of becoming a global phenomenon, creating exceptional opportunities to provide telecommunications connectivity in every region of the world. GRG will focus its strategies on:

      North America. Long the leader, it is the world's international telecommunications hub. 25 billion outbound minutes, one-third of all global international public switched traffic, originate from this region. Assuming we raise the capital, GRG is positioned to compete in this region's market. While the WTO Agreement will result in the further opening of the global telecommunications market in the new millennium, GRG intends to maintain its focus on Latin America and the Caribbean. In 2000, GRG will handle in excess of 300 million minutes of traffic. Growth in the Latin American international market continues to be a strong source of GRG's telecommunications services. GRG's management believes it has only scratched the surface of this market, and will focus on originating U.S. telecommunications traffic to Latin America, while also bringing this traffic from these countries into the U.S.

      Latin America and the Caribbean. This region's economic promise, combined with recent efforts by several nations to allow competition into their telecommunications industries, makes it a significant target market. The examples of Chile and Mexico, the region's deregulation leaders, are stimulating others to accelerate their efforts to open their telecommunications industries. Colombia, El Salvador and Guatemala are the most recent countries to allow competition in international voice services. Argentina, Bolivia, Brazil, Peru and Venezuela have committed to allow competition for their international services over the next few years, with others surely to follow their lead. This region now generates some 5 billion minutes of outbound traffic annually, and GRG has entered into an agreement with QWEST to terminate and originate telecommunications traffic in the U.S. via Qwest's digital fiber network. Additionally, GRG will have contractual relationships allowing extensive origination and termination of traffic into Mexico on fiber. See Part III, Item 1.

      GRG's sales plan is to utilize a direct sales force as well as alternative distribution channels. Through the combination of a direct sales force and alternative distribution channels, GRG believes that it will be able to more rapidly access markets and increase revenue producing traffic on its network. GRG intends to utilize its direct sales force to market its products and services directly to large communications-intensive national and international business accounts. These accounts would typically be connected directly to the Global Resource Network using unswitched, dedicated facilities.

      As part of its distribution strategy, GRG has identified several potential distribution channels. These include agents, resellers and wholesalers. Agents are independent organizations that would sell Global Resource's products and services under the Global Resource brand name to end-users in exchange for revenue based commissions. GRG intends to identify agents that generally would be focused on specific market segments, such as Fortune 1000 multi-national corporations. Sales through this alternative distribution channel would require GRG to provide the same type of services that would be provided in the case of sales through its own direct sales force, including order fulfillment, billing and collections, customer care and direct sales management.

      Wholesalers are independent companies that would purchase from GRG unbundled network and service capabilities in large quantities in order to market their own products and services under a brand name other than GRG's. GRG believes that wholesalers would have minimal dependence on GRG's business support systems in connection with the sale of services to their customers. An unbundled network is the opposite of an ATM, where bundling is compressing bandwidth, unbundled is comparable to real time; however, the rate of speed in telecommunications technology today makes the distinction difficult to notice.

      GRG anticipates that participants in its distribution channels will sell services directly to multi-national businesses. GRG expects these businesses to access the "Global Resource Network" by using local services that are provided by Competitive Local Exchange Carriers ("CLECs") or Incumbent Local Exchange Carriers ("ILECs") or by utilizing newly emerging alternatives, including various Digital Subscriber Line ("DSL") modem technologies, cable modems and wireless access technologies. CLECs were created by the Telecommunications Act of 1996 (the "Telecommunications Act"), and are designed to bring competition to the local telecommunication markets where monopolies have existed for a number of years.


      Distribution.
      -------------

      We have selected carrier to carrier services as our focus; hence GRG will offer it's network capacities to the 1st, 2nd and 3rd tier carriers with volumes of traffic to host countries. For example, if we were to install our equipment with a capacity of up to 10 million minutes per month, we would then contract other like carriers, brokers and agents that have proven to be reliable in the past, and negotiate the best rate per minute based upon the cost factors utilized. We would provide the best quality available and act as a pipeline of connectivity for the telecommunication services to the host country. In many instances, we would be able to sell the total minutes capacity of the installed equipment per host country to a single customer.

      If we build, operate and maintain a quality network, filling the pipeline should not be difficult if priced competitively. We will deploy a fiber network complete with switches in the international portals of Los Angeles, Miami and New York. Fiber will allow GRG to provide world class service for Voice, Data and Multi Media international facilities. Today, AT&T and MCI/WorldCom control over 80% of the data traffic. This dominance will change in the coming decade and management believes it will provide additional niche opportunities for GRG's network.

      Competitive Business Conditions.
      --------------------------------

      The communications and information services industries are highly competitive. Many of GRG's existing and potential competitors have financial, personnel, marketing and other resources significantly greater than those of GRG, as well as other competitive advantages including customer bases.

      GRG is subject to significant competition from other entities that engage in the telecommunications industry. Many of the world's most widely recognized telecommunications companies have begun to develop and sell overseas telecommunications. In addition, other publicly-traded companies focused on the overseas telecommunications industry currently or may in the future compete with GRG. Many of these entities possess significantly greater financial, sales and marketing, personnel and other resources than those of GRG and may be able to grow at a more rapid rate or more profitably as a result. Management of GRG believes that industry competition will be increased by recent and possibly future consolidation in the telecommunications industry.

      International Telecommunications. Many of our existing and potential competitors in the communications and information services industries have financial, personnel, marketing and other resources significantly greater than ours, as well as other competitive advantages including existing customer bases. Increased consolidation and strategic alliances in the industry resulting from the Telecommunications Act, the opening of the U.S. market to foreign carriers and technological advances could give rise to significant new competitors to GRG.

      In the special access and private line services market, GRG's primary competitors will be ILECs and CLECs. Most of these competitors have a significant base of customers for whom they are currently providing services. Due to the high costs to a customer of switching, GRG may have a competitive disadvantage relative to these competitors.

         For virtual private network services and voice services, GRG will compete primarily with international and regional network providers. There are currently three principal facilities based long distance fiber optic networks (AT&T, Sprint and MCI/WorldCom, as well as numerous ILEC and CLEC networks. GRG is aware that others, including QWEST, IXC Communications, Inc. ("IXC") and The Williams Companies, Inc. ("Williams"), are building additional networks that, when constructed, could employ advanced technology similar to that of its Global Resource Network and will offer significantly more capacity than is currently available in the marketplace. The additional capacity that is expected to become available in the next several years may cause significant decreases in the prices for services.

      The ability of GRG to compete effectively in this market will depend upon its ability to maintain high quality services at prices equal to or below those charged by its competitors.

      In the long distance market, GRG's primary competitors will include AT&T, Sprint and MCI/WorldCom, all of whom have extensive experience in the long distance market. In addition, the Telecommunications Act will allow the regional Bell operating companies ("RBOCs") and others to enter the long distance market. GRG will not compete with ILECs and CLECs, many of whom have extensive experience in the local market. GRG believes that ATM technology will prove to be a viable technology for the transmission of voice, video, data and fax services. The technology is in place that will enable GRG to provide voice services at an acceptable level of quality at this time.

      The communications and information services industries are subject to rapid and significant changes in technology. For instance, recent technological advances permit substantial increases in transmission capacity of both new and existing fiber, and the introduction of new products or emergence of new technologies may reduce the cost or increase the supply of certain services similar to those, which GRG plans on providing. Accordingly, in the future GRG's most significant competitors may be new entrants to the communications and information services industries, which are not burdened by an installed base of outmoded equipment.

      The Internet. The exclusivity of Internet scratch-off games for Internet malls and Fortune 1000 companies does grant GRG some relief from competition. However, there is no assurance that the consumer will not choose sweepstakes based telecommunications products or Internet based telecommunications products as opposed to Internet sweepstakes based telecommunications products.

Patents, Trademarks, Licenses, Franchisees, Concessions, Royalty Payments or Labor Contracts.
      ----------------------------

      Long term Termination Agreements with International Host countries are in place and/or under negotiation. Marketing rights to a patent pending "Scratch and Win" Instant Win Sweepstakes software have been granted from Real Time Media. GRG entered into an agreement with Action Performance, Inc. ("Action") that provides GRG with an exclusive telecommunications banner-advertising rights to Action's Internet web site.

       Overseas Telecommunications.
       ----------------------------

       Our proposed international telecommunications activities do not require, and we do not intend to rely on, patents or trademarks.


         The Internet.
      -------------

         Although the Registrant's trade names are not subject to patent protection, the Registrant treats these as proprietary and uses confidentiality agreements as appropriate in an attempt to protect such trade names. The Registrant has received a trademark for "Club Speed" from the United States Patent and Trademark Office, which it uses on some of its products.

         Need for Government Approval of Principal Products or Services.
         ---------------------------------------------------------------

      GRG's communications service business will be subject to varying degrees of Federal, state, local and international regulation. See the following heading.

         Effect of Existing or Probable Governmental Regulations on Business.
         --------------------------------------------------------------------

         International Telecommunications.
                  ---------------------------------

                  Federal Regulation.
                  -------------------

         The Federal Communications Commission (the "FCC") regulates interstate and international telecommunications services. The FCC imposes extensive regulations on common carriers such as ILECs that have some degree of market power. The FCC imposes less regulation on common carriers without market power, such as GRG. The FCC permits these non-dominant carriers to provide domestic interstate services (including long distance and access services) without prior authorization; but it requires carriers to receive an authorization to construct and operate telecommunications facilities, and to provide or resell telecommunications services between the United States and international points. GRG has obtained FCC authorization to provide international services on a facilities and resale basis. GRG will be required to file tariffs for its interstate and international long distance services with the FCC before commencing operations.

      Under the Telecommunications Act, any entity, including cable television companies, and electric and gas utilities, may enter any telecommunications market, subject to reasonable state regulation of safety, quality and consumer protection. Because implementation of the Telecommunications Act is subject to numerous federal and state policy rule making proceedings and judicial review, there is still uncertainty as to what impact it will have on GRG. The
Telecommunications Act is intended to increase competition. The Telecommunications Act opens the local services market by requiring ILECs to permit interconnection to their networks and establishing ILEC obligations with respect to:

o Reciprocal Compensation. Requires all ILECs and CLECs to complete calls originated by competing carriers under reciprocal arrangements at prices based on a reasonable approximation of incremental cost or through mutual exchange of traffic without explicit payment.

o        Resale.  Requires  all  ILECs  and  CLECs  to  permit  resale  of their telecommunications services without unreasonable restrictions or conditions. In addition, ILECs are required to offer wholesale versions of all retail services to other telecommunications carriers for resale at discounted rates, based upon the costs avoided by the ILEC in the wholesale offering.

o Interconnection. Requires all ILECs and CLECs to permit their competitors to interconnect with their facilities and to permit interconnection at any technically feasible point within their networks, on nondiscriminatory terms, at prices based on cost (which may include a reasonable profit). At the option of the carrier seeking interconnection, collocation of the requesting carrier's equipment in the ILECs' premises must be offered, except where the ILEC can demonstrate space limitations or other technical impediments to collocation.

o Unbundled Access. Requires all ILECs to provide nondiscriminatory access to unbundled network elements (including network facilities, equipment, features, functions, and capabilities) at any technically feasible point within their networks, on nondiscriminatory terms, at prices based on cost (which may include a reasonable profit).

o Number Portability. Requires all ILECs and CLECs to permit users of telecommunications services to retain existing telephone numbers without impairment of quality, reliability or convenience when switching from one telecommunications carrier to another.

o Dialing Parity. Requires all ILECs and CLECs to provide "1+1" equal access to competing providers of telephone exchange service and toll service, and to provide nondiscriminatory access to telephone numbers, operator services, directory assistance and directory listing, with no unreasonable dialing delays.

o Access to Rights-of-Way. Requires all ILECs and CLECs to permit competing carriers access to poles, ducts, conduits and rights-of-way at regulated prices.

         ILECs are required to negotiate in good faith with carriers requesting any or all of the above arrangements. In the case of ATM, if the negotiating carriers cannot reach agreement within a prescribed time, either carrier may request binding arbitration of the disputed issues by the state regulatory commission. Where an agreement has not been reached, ILECs remain subject to interconnection obligations established by the FCC and state telecommunication regulatory commissions.

         In August 1996, the FCC released a decision (the "Interconnection Decision") establishing rules implementing the foregoing requirements and providing guidelines for review of interconnection agreements by state public utility commissions. On July 18, 1997, the United States Court of Appeals for the Eighth Circuit (the "Eighth Circuit") vacated certain portions of the Interconnection Decision, including provisions establishing a pricing methodology and a procedure permitting new entrants to "pick and choose" among various provisions of existing interconnection agreements between ILECs and their competitors. On October 14, 1997, the Eighth Circuit issued a decision vacating additional FCC rules that will likely have the effect of increasing the cost of obtaining the use of combinations of an ILEC's unbundled network elements. The Supreme Court has decided to review the Eighth Circuit's decisions, and is expected to do so during its 1998-99 term, but GRG cannot predict what the result of this review will be. The Eighth Circuit's decisions create uncertainty about the rules governing pricing, terms and conditions of interconnection agreements, and could make negotiating and enforcing such agreements more difficult and protracted. There can be no assurance that GRG will be able to obtain or enforce interconnection agreements on terms acceptable to GRG.

         The Telecommunications Act also codifies the ILECs' equal access and nondiscrimination obligations and preempts inconsistent state regulation. The Telecommunications Act contains special provisions that modify previous court decrees that prevented RBOCs from providing long distance services and engaging in telecommunications equipment manufacturing.

         These provisions permit an RBOC to enter the long distance market in its traditional service area if it satisfies several procedural and substantive requirements, including obtaining FCC approval upon a showing that the RBOC has entered into interconnection agreements (or, under some circumstances, has offered to enter into such agreements) in those states in which it seeks long distance relief, the interconnection agreements satisfy a 14-point "checklist" of competitive requirements and the FCC is satisfied that the RBOC's entry into long distance markets is in the public interest. To date, the FCC has denied several petitions by RBOCs for such entry, and none have been granted. The Telecommunications Act permitted the RBOCs to enter the out-of-region long distance market upon its enactment.

         ISPs are generally considered "enhanced service providers" and are exempt from Federal and state regulations governing common carriers. Accordingly, GRG's provision of Internet access services will be exempt from tariffing, certification and rate regulation. Nevertheless, regulations governing disclosure of confidential communications, copyright, excise tax and other requirements may apply to GRG's provision of Internet access services. GRG cannot predict the likelihood that state, federal or foreign governments will not impose additional regulation on GRG's Internet business; nor can it predict the impact that future regulation will have on GRG's operations.

         In December 1996, the FCC initiated a Notice of Inquiry regarding whether to impose regulations or surcharges upon providers of Internet access and Information Service (the "Internet NOI").

         The Internet NOI sought public comment upon whether to impose or continue to forebear from regulation of Internet and other packet-switched network service providers. The Internet NOI specifically identifies Internet telephony as a subject for FCC consideration. On April 10, 1998, the FCC issued a Report to Congress on its implementation of the universal service provisions of the Telecommunications Act. In that Report, the FCC indicated that it would reexamine its policy of not requiring an ISP to contribute to the universal service mechanisms when the ISP provides its own transmission facilities and engages in data transport over those facilities in order to provide an information service.

         Any such contribution would be related to the ISP's provision of telecommunications itself. In the report, the FCC also indicated that it would examine the question of whether certain forms of "phone-to-phone IP telephony" are information services or telecommunications services. It noted that the FCC did not have an adequate record on which to make any definitive pronouncements on that issue at the time, but that the record the FCC had reviewed suggested that certain forms of phone-to-phone IP telephony appear to have the same functionality as non-IP telecommunications services and lack the characteristics that would render them information services.

         If the FCC were to determine that certain services are subject to FCC regulations as telecommunications services, the FCC noted it might find it reasonable that the ISPs pay access charges and make universal service contributions. GRG cannot predict the outcome of these proceedings or other FCC proceedings that may effect GRG's operations or impose additional requirements, or regulations or charges upon GRG's provision of Internet access services.

      State Regulation.
      -----------------

      The Telecommunications Act is intended to increase competition in the telecommunications industry, especially in the local exchange market. With respect to local services, ILECs are required to allow interconnection to their networks and to provide unbundled access to network facilities, as well as a number of other pro-competitive measures. Because the implementation of the Telecommunications Act is subject to numerous state rule-making proceedings on these issues, it is currently difficult to predict how quickly full competition for local services, including local dial tone, will be introduced. State regulatory agencies will have jurisdiction when company facilities and services are used to provide intrastate services. A portion of GRG's traffic may be classified as intrastate and therefore subject to state regulation. GRG expects that it will offer more intrastate services (including intrastate switched services) as its business and product lines expand and state regulations are modified to allow increased local services competition. To provide intrastate services, GRG generally must obtain a certificate of public convenience and necessity from the state regulatory agency and comply with state requirements for telecommunications utilities, including state tariffing requirements.

      The Internet.
      -------------

      Sweepstakes games are regulated by a combination of Federal and state regulations for telecommunication and state regulations for sweepstakes. Although rules tend to vary from state to state, sweepstakes rules typically require posting of games rules and odds, articles of consideration for the sweepstakes play and ability of individuals wishing to play the sweepstakes game to do so for free, among others. Certain states and Federal legislators are considering incorporating additional rules to sweepstakes games; however, GRG cannot estimate the effect of any potential changes at this time.

         Research and Development.
         -------------------------

      As part of GRG's entrance to the international telecommunications market, it intends to enhance existing products and develop new products. GRG had no costs associated with customer-sponsored research and development activities during the years ended December 31, 1998 or 1997, or the nine months ended September 30, 1999.

      Number of Employees.
      --------------------

         International Telecommunications.
                  ---------------------------------

      GRG currently has a management team consisting of five executives. GRG expects to hire 20 employees by the middle of 2000, and to have over 100 employees once the Global Resource Network has been fully deployed.

Item 2.  Management's Discussion and Analysis or Plan of Operations.
-------------------------------------------------------------------

         Plan of Operations.
         -------------------

      GRG has been a development stage company from its inception through 1998. Although the efforts of GRG failed in ventures in real estate, prepaid phone cards and sports marketing, its future in telecommunications activities is promising.

      GRG will focus its initial expansion and development in Mexico, Central and South America and the Caribbean due to the ever-growing demand for termination of international traffic into these countries. Several countries in these areas have either opened their doors to legal competition or are expected to do so in 1999 or early 2000. In addition, numerous opportunities exist in Asia, and many are currently under evaluation.

      To meet its business plan, we expect to generate capital to meet our operating needs from sales or issuance of equity securities, credit facilities and other borrowings, or the issuance of debt securities. In addition, GRG may sell or dispose of existing businesses or investments or lease network facilities being developed.

         GRG intends to capitalize on the significant growth opportunities it believes are being created by the following major trends in the international telecommunications services market:

o        Global deregulation and privatization;

o Increased availability of digital undersea, fiber optic cable and terrestrial satellite capacity;

o        Cost reduction driven by technology and competition; and,

o Economic development and increased reliance on telephones and access lines to service telephony and technology worldwide.

         The foregoing contains "forward-looking" statements and information, all of which is modified by reference to the caption "Risk Factors," Item 1.

         Results of Operations
         ---------------------

                  Selected Financial Data
                  -----------------------

         The following selected Consolidated Statement of Operations, Other Financial Data and Balance Sheet Data as of and for the year ended December 31, 1998, have been derived from our Consolidated Financial Statements and the notes related thereto, which were audited by Jones, Jensen and Company, Independent Certified Public Accountants. Information for the three months and nine months ended September 30, 1999 is unaudited. The Consolidated Financial Statements as of December 31, 1998 and the report of Jones, Jensen and Company thereon, are included elsewhere in this report. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" our Consolidated Financial Statements, including the notes thereto, and the other financial data included elsewhere in this report.



                                                            Year Ended      Three Months Ended    Nine Months Ended
                                                         December 31, 1998    Sept. 30, 1999       Sept. 30, 1999
Consolidated Statements of Operations Data:
Communication services revenue                             $       0        $         49,304   $       49,304
Operating expenses:
Cost of communication services                                     0                  76,869           76,869
Selling, general and administrative                        4,746,129                  446,64        1,139,559
Depreciation and amortization                                  1,134                  21,813           32,771
  Total operating expense                                  4,747,263                 545,327        1,249,199
                                                          ----------        ----------------   --------------
Operating loss                                            (4,747,263)               (496,023)      (1,199,895)
                                                          ----------        ----------------   --------------
Interest expense                                                   0                  (1,544)          (1,544)
Other, net                                                (1,110,493)                  2,792             (604)
Net loss attributable
to common stockholders                                   $(5,857,756)              $(494,775)     $(1,202,043)
                                                         ===========         ===============    =============
Loss per share attributable
to common stockholders                                    $    (0.48)               $  (0.03)      $    (0.07)
                                                         ===========         ===============    =============
Other Financial Data:

Operating EBITDA (loss)                                  $(4,746,129)              $(474,210)     $(1,167,124)
Net cash used in operating activities                     (2,210,942)               (457,434)      (1,178,884)
Net cash used in investing activities                       (263,424)               (252,567)        (253,037)
Net cash provided by (used in)
financing activities                                       2,574,426                 672,646        1,405,894
Capital additions                                       $     13,424               $ 327,567      $   328,037

Other Operating Data:

Billable minutes                                                   0                       0        2,185,176
Switches                                                           0                       0                0
Points of presence                                                 0                       0                0

Balance Sheet Data:

                                       18

Cash and cash equivalents and
marketable securities                                       $100,060                 $74,033          $74,033
Property and equipment, net                                   12,290                 321,943          321,943
Total assets                                                 333,394                 581,632          581,632
Long-term debt, excluding
current installments                                               0                 193,419          193,419
Stockholders' equity                                        $309,353                 322,785          322,785


         The following discussion should be read in conjunction with our financial statements, the notes thereto, and the other financial data included elsewhere in this report.

         Overview
         --------

         Since GRG's restructuring in 1998, we have invested in developing our ability to provide international communication services and expanding our market presence. We have made investments in telecommunications infrastructure, back office operations, an administrative facility and a direct sales organization. Furthermore, we have acquired through partition and other means the rights to use an extensive commercial telecommunications network in which we believe is necessary to economically render the voice and data services we offer and intend to offer. We have also expanded our ability to generate revenues in North America during 1999. Currently, our revenues are derived from wholesale sales. Each revenue source has a different impact on our results of operations. The sale of capacity on the "Global Resources Network" will vary substantially from period to period and will result in fluctuations in our operating results. For a discussion of the effects of the "Global Resources Network" on communication services revenue and other line items, see The "Global Resources Network".

         In 1998, due to the inception of our telecommunications operations, we did not report any telecommunications revenue or related cost of sales. The discussion below is intended to introduce the reader to our approach and discuss matters which will impact future operations. All operational costs relating to Internet business are included in sales, general and administrative costs.

         Communication Services Revenue
         ------------------------------

         Our communication services revenue is currently based primarily on the number of minutes of use billed ("billable minutes") and, to a lesser extent, on the additional services and products provided through our network at a fixed cost. We currently derive our communication services revenue principally from international long distance telecommunications services.

         Our industry has experienced, and expects to continue to experience, declining revenue per minute in all markets, as a result of increased worldwide competition within the telecommunications industry. We believe, however, that the impact on our results of operations from price decreases will be at least partially offset by (1) continuing decreases in our cost of providing telecommunications services, particularly those decreases resulting from our continued efforts to convert from leased to owned infrastructure and reduced interconnection costs through the use of the "Global Resources Network" as it is expanded, (2) the introduction of new products and services and (3) our ability to enter into additional interconnection agreements. There can be no assurance, however, that these results, including a decline in our cost of communication services, can be achieved.

         Cost of Communication Services
         ------------------------------
         Our cost of communication services can be classified into three general categories: access costs, network costs and termination costs. Access costs generally represent the costs associated with transporting the traffic from a customer's premises to the closest access point on our network. Access costs vary depending upon the distance from our network to the customer's premises and from country to country. We currently expect that our effective per minute cost will be reduced as deregulation continues and competition accelerates, certain European Union directives requiring cost-oriented pricing (i.e., costs that an effectively competitive market would yield) by incumbent telecommunications operators are enforced and as we are able to obtain cost effective interconnection agreements. However, we can provide no assurance regarding the extent or timing of such cost decreases. In the event that such access costs do not fall as fast as we can expect or not at all, our gross margins could be adversely impacted.

         Network costs represent the costs of transporting calls over our network from its point of entry to its point of exit. Network costs generally consist of leased line rental costs and costs associated with interconnection with facilities of incumbent telecommunications operators. These costs will decrease substantially as each node of the "Global Resources Network" is placed into service and we secure infrastructure ownership on other routes, which will enhance gross margins. However, there will be an associated increase in depreciation and amortization expense (which is included in a different line item). In order to succeed, we will need our per minute network costs to decline substantially compared to our per minute revenue. See "Depreciation and Amortization".

         Termination costs currently represent the costs which we are required to pay to other carriers from the point of exit from our network to the point of destination. Termination costs are generally variable with traffic volume and traffic mix. If a call is terminated in a city in which we have a switch or point of presence, the call is usually transferred to the public switch telephone network for local termination. If the call is to a location in which we do not have a switch or point of presence, then the call must be transferred to another carrier with which we are interconnected.

         We utilize least cost routing designed to terminate traffic in the most cost effective manner. We believe that local termination costs should decrease as we (1) add additional switches and points of presence, (2) interconnect with additional incumbent telecommunications operations and other infrastructure providers, and (3) construct or purchase additional transmission facilities. Local termination costs should also decrease as new telecommunications service providers emerge and, in Western Europe, as European Union member states implement and enforce regulations requiring incumbent telecommunications operators to establish rates which are set at the forward- looking, long run economic costs that would be incurred by an efficient provider using state-of-the-art technology. We cannot provide any assurance regarding the results referred to in the foregoing forward-looking statements, including the extent or timing of cost decreases.

         Selling, General And Administrative Expenses
         --------------------------------------------

         Our selling, general and administrative expenses include commissions paid to independent sales representatives and overhead costs associated with our headquarters, back office and network operations centers and sales offices. Our selling, general and administrative expenses have continued to increase since our inception as we developed and expanded our business, although these expenses have fallen as a percentage of communications revenue. We anticipate that these expenses will continue to increase as our business is expanded in the future, however, we cannot provide any assurance that this will be the case. We anticipate that these expenses will continue to be incurred in advance of anticipated related communication services revenue.

         Depreciation And Amortization
         -----------------------------

         Depreciation and amortization expense includes charges relating to depreciation of property and equipment, which consist principally of telecommunications related equipment such as switches and points of presence, indefeasible rights of use and minimum investment units, furniture and equipment, leasehold improvements, and amortization of intangible assets and costs associated with acquired employee bases and sales forces. We depreciate our network over periods ranging from five (5) to seven (7) years and amortize our intangible assets over periods ranging from three (3) to five (5) years. We expect depreciation and amortization expense to increase as we further expand our network, particularly as each node of the "Global Resources Network" is placed into service, at least until significant portions of the "Global Resources Network" are built and sold.

         The "Global Resources Network"
         ------------------------------

         Today, with regulatory changes throughout the world favoring innovation and competition, telecommunications infrastructures are being upgraded, resulting in faster digital communications rates than previously possible. And now with electronic channels of commerce, like the Internet, have been established, reliable public and private communication links are essential to any organization's survival. To allow customers to capitalize on these changes, GRG will offer xDSL solutions that are integrated with other multi-service applications. This is a high capacity ATM switching platform engineered specifically for use within the service provider network. Designed to nicer NEBS requirements, with DC power, and carrier-oriented timing and synchronization options, it is one of the leading platforms for delivering ATM services in some of the world's most advanced and demanding public ATM networks. Enterprises can use the "Global Resources Network" to consolidate multiple networks into a single ATM overlay backbone. The "Global Resources Network" will yield bottom line benefits in the form of resource consolidation and sharing of disparate voice and data facilities, servers, and LANs. It delivers higher performance for end user LAN applications, Internet, and intranet access. Support for new multimedia applications including high-resolution image transfer, videoconferencing, distance learning, and telemedicine is another distinct advantage.

         The "Global Resources Network" when completed is expected to have significant effects on our results of operations. GRG's innovative architecture provides a complete end-to-end multi-service network solution across a single integrated backbone. This will enable GRG to deploy a variety of data, voice, video and multimedia information over one network infrastructure for all of it customers. All of the elements of the "Global Resources Network" are managed under a distributed, open network management framework to enable interconnection with other systems. We will capitalize the costs associated with designing, building, and placing each node of the "Global Resources Network" into service.

         We will sell bandwidth on demand on the "Global Resources Network". Revenue from bandwidth sales will qualify under generally accepted accounting principles to be treated as sales and recognized under a line item to be titled "Bandwidth Sales". Bandwidth Sales will be recognized as revenue when the purchaser obtains the right to use the capacity. The related cost of bandwidth will be reported in the same period. With respect to each sale of bandwidth, the related cost of bandwidth sales will be equal to a proportionate amount of the total capitalized cost of the related network. Revenue from operating leases of private line circuits, which will be included in communication services revenue, will be recognized on a straight-line basis over the life of the lease. The portion of the total capitalized cost of the "Global Resources Network" used to provide communication services will be included in property and equipment and charged to depreciation and amortization over its useful life.

         We expect to trade bandwidth on the "Global Resources Network" for bandwidth on other systems. Depending upon structure, these trades of bandwidth may have a material affect on our statement of operations. We will incur sales and marketing related expenses that will not be capitalized and will affect our results of operations, particularly while the "Global Resources Network" is being designed, built and placed into service. In addition, we will continue to incur additional operating and maintenance expenses as the remaining phases of the "Global Resources Network" become operational. As a result of financing a portion of the "Global Resources Network" with debt, we will capitalize a portion of the interest incurred that relates to the construction of the "Global Resources Network" until it is placed in service and will incur substantial increases in interest expense thereafter.


         The "Global Resources Network" will have a beneficial effect on our costs of services as well as net income (loss). This will occur as we bring traffic "on-net", to our own facilities, as opposed to facilities that we lease from other carriers. A large portion of the expenses with facilities we own is accounted for as depreciation and amortization, while leased capacity is accounted for as a cost of services. As a result, we expect that our gross margins and profit will be improved as we bring traffic "on-net". However, our net income (loss) will not improve to the same extent. The effect of bringing traffic "on-net" will be somewhat delayed, because our leased line agreements require minimum notification to terminate our obligations.

         Results Of Operations
         ---------------------

         The following discussion of results of operations relates to the Company on a historical basis. Because we are a development stage company, we expect changes in our operations when or if we are no longer in the development stage.

         Year ended December 31, 1998 Compared to December 31, 1997
         ----------------------------------------------------------

         Communication Services Revenue And Related Cost Of Sales
         -------------------------------------------------------------------

         Because our facilities to sell long distance traffic were not completed in 1998, we did not record any billable minutes or related communication services revenues or costs.

         Selling, General And Administrative Expenses
         --------------------------------------------

         Selling, general and administrative expenses increased to $4,746,129 for the year ended December 31, 1998 from $21,983 in for the year ended December 31, 1997. Much of these expenses are attributable to overhead costs associated with our headquarters, back office and network operations as well as maintaining sales offices. In 1998, salaries and commissions were $255,994, and advertising and promotion expenses were $29,265. We expect to incur additional expenses as we continue to invest in our sales and marketing infrastructure and actively market our products and services. Approximately $2.75 million of these costs were non-cash one-time restricted stock awards to board members and related entities for expenses associated with establishing the company's operations. The company has expended approximately $150,000 in Internet development costs.

         Operating EBITDA Loss
         ---------------------

         Operating EBITDA loss increased to $4.75 million for 1998 as a result of the above mentioned items.

         Depreciation And Amortization
         -----------------------------

         Depreciation and amortization expense, which will include depreciation of our network, when completed, increased to approximately $1,134 in 1998 from -0- in 1997. The increase was due primarily to the depreciation of equipment related to network expansion and office facility. Depreciation expense will increase substantially as each ring of the "Global Resources Network" becomes operational.

         Interest
         --------

         The Company did not incur any interest income or expense and did not capitalize any interest in 1998 or 1997.

Nine Months Ended September 30, 1999 Compared To Nine Months ended
                      September 30, 1998
------------------------------------------------------------------------------
---------------------------------------------------------------------------

         Communications Service Revenue And Related Cost Of Sales
--------------------------------------------------------------------------------
         --------------------------------------------------------


     For the nine months ending September 30, 1999, the Company realized minimal revenues of $49,304 from its telecommunications services. The most significant event was the landing of additional contracts which are anticipated to increase future revenues from Mexico. There was a cost of sales of $76,869 for the nine months ended September 30, 1999. This amount was greater than the related revenues due to one-time costs associated with bringing the traffic online.
-------------------------------------------------------------------------------

         Selling, General And Administrative Expenses
         --------------------------------------------
-------------------------------------------------------------------------------

         Selling, general and administrative expenses decreased from $1,508,229 in the nine months ended September 30, 1998 to $1,139,559 for the nine months ended September 30, 1999. Substantially all of this reduction was due to the fact that there was a nonrecurring charge of $350,000 for acquisition services in 1998. The company expended approximately $100,000 in Internet development costs focusing entirely on customer relationship development.


         Operating EBITDA Loss
         ---------------------

         Operating EBITDA decreased from a loss of ($2.564,973) for the nine months ended September 30, 1998 to a loss of ($1,167,728), again due to the $350,000 charge for acquisition services incurred in 1998 and due to the write off of $1,056,744 for rescinded transactions in 1998.

         Interest
         --------

         The company incurred interest expense of $1,544 for the nine months ended September 30, 1999 compared to zero for the same period in 1998. This amount will increase in future years as the Company raises capital from debt offerings or incurs interest expense with leased network equipment.


         Depreciation And Amortization
         -----------------------------

Depreciation and amortization rose from zero for the nine months ended September 30, 1998 to $32,771 for the nine months ended September 30, 1999. This was due to the acquisition of equipment for the building of the "Global Resources Network".

Three Months Ended September 30, 1999 Compared to Three Months Ended
                        September 30, 1998
-----------------------------------------------------------------------------

                  Communications Service Revenue and Related Cost of Sales
                  --------------------------------------------------------

         As discussed above, for the three months ended September 30, 1998, the Company began to realize minimal revenues of $49,304 from its telecommunications services. The most significant event was the landing of additional contracts which are anticipated to increase future revenues from Mexico. There was a cost of sales of $76,869 for the three months ended September 30, 1999. This amount was greater than the related revenue due to one-time costs associated with bringing the traffic online.

         Selling, General And Administrative Expenses
         --------------------------------------------

         Selling, general and administrative Expenses increased from $356,669 for the three months ended September 30, 1998 to $446,645 for the three months ended September 30, 1999. This increase was due to increases in salaries and payroll related expenses. The company made reductions in its staff shortly after September 30, 1999 in a cost containment effort. The company's Internet development costs were $25,000 which approximated the same amount as the three month period in the prior year.


         Operating EBITDA Loss
         ---------------------

         Operating EBITDA increased from a loss of ($449,919) for the three months ended September 30, 1998 to a loss of ($471,418). This was due to the operating cost increase described above offset by relief from losses on rescinded acquisitions which were incurred in 1998.

         Liquidity And Capital Resources
         -------------------------------

         We have incurred losses from operating activities in each year since our inception and expect to incur operating and net losses for at least one more year until the Company's network becomes fully functional. Since inception, we have utilized cash provided by financing activities to fund operating losses, and capital expenditures. The sources of this cash have been primarily through private and public equity and financing. Since inception, we have raised approximately $4,000,000 of gross proceeds from the sale of our common stock. As of December 31, 1998, and September 30, 1999, we had $100,060 and $74,033 in cash, cash equivalents and other liquid investments, respectively.

         We believe that the net proceeds from the 1998 and 1999 financing, together with cash and marketable securities on hand and the sale of capacity on the "Global Resources Network" will provide sufficient funds for us to expand our business as planned and to fund operating losses for at least the next two
(2) months. However, the amount of our future capital requirements will depend on a number of factors, including the success of our business, the start-up dates of each ring of the "Global Resources Network", the dates at which we further expand our network, the types of services we offer, staffing levels, acquisitions and customer growth, as well as other factors that are not within our control, including competitive conditions, government regulatory developments and capital costs. In addition, we continually discuss and evaluate potential acquisitions. In the event that (1) our plan or assumptions change or prove to be inaccurate, (2) we consummate an acquisition, (3) we are unable to convert from leased to owned infrastructure in accordance with our current plans or (4) the cash and investments on hand, and the proceeds from the sale of capacity on the "Global Resources Network" prove to be insufficient to fund our growth in the manner and at the rate currently anticipated, we may be required to delay or abandon some or all of our development and expansion plans or we may be required to seek additional sources of financing earlier than currently anticipated. In the event we are required to seek additional financing, there can be no assurance that such financing will be available on acceptable terms or at all. If we do not raise the required amounts, we will have to significantly alter our plans. (see "Risk Factors")

         The Company faces a crucial test of its capital needs and requirements in late 1999 as it searches for private capital (equity or debt) of $2,000,000 for equipment purchases, deposits and working capital to implement the new business it has signed. In the event that the Company is unable to raise the amounts needed, it will have to scale back its international telecommunications sector and focus on acquisitions or developing less capital-intensive sectors of the business such as Teleprizes(TM), which remains in the early stages although showing bright promise.



         Capital Expenditures - Commitments
         -------------------------------

         The development of our business has required substantial capital. Capital additions for each period consist of capital expenditures, the net increase in property and equipment purchases payable, assets acquired under capital lease obligations and capitalized interest during the period. During 1998, capital additions were nominal, but are expected to greatly increase in future years. We added $300,000 of equipment during the 3rd Quarter of 1999. The company plans to expend approximately $450,000 for ATM equipment, $150,000 for switch deposits and payments, and $300,000 for deposits on long distance lines in the 4th Quarter of 1999.

Additional equipment needs for the network systems will be secured with long term leases.

         Foreign Currency
         ----------------

     We have limited exposure to fluctuations in foreign currencies relative to the U.S. dollar as a result of billing portions of our communication services revenue and a substantial portion of our transmission costs, being denominated in U.S. dollars. A substantial portion of our capital expenditures are, and will continue to be, denominated in U.S. dollars.

         With the continued expansion of our network, a substantial portion of the costs associated with the network, such as local access and termination charges and a portion of the leased line costs, as well as a majority of local selling expenses and possibly debt service, will be charged to us in the same currency as revenues billed. These developments create a natural hedge against a portion of our foreign exchange exposure. To date, much of the funding necessary to establish the local direct sales organizations has been derived from communication services revenue that was billed in local currencies. Consequently, we believe that our financial position as of December 31, 1998 and September 30, 1999 and our results of operations for the year ended December 31, 1998 and the three months and nine months ending September 30, 1999 were not significantly impacted by fluctuations in the U.S. dollar in relation to foreign currencies.

         Year 2000
         ---------

         The year 2000 problem is the result of computer programs, microprocessors and embedded date reliant systems using two digits rather than four to define the applicable year. If such programs are not corrected, such date sensitive computer programs, microprocessors and embedded systems may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculation causing disruptions in operations.

         In an effort to assess our year 2000 state of readiness, during 1998 we performed a complete inventory assessment of all of our internal systems, which we have divided into two categories, business essential, or mission critical, and support systems, or non-mission critical. As part of our year 2000 program and as part of our overall procurement plan, we have sought to ensure that fixed assets acquired were year 2000 compliant. As part of this process, we have inventoried, tested, and ensured year 2000 compliance of our mission critical systems. The inventory and testing of these mission critical systems is complete. The backbone of our communications network is primarily composed of use of switches which are year 2000 compliant. Our message processing and billing systems, which are used to record and process millions of call detail records, and our transmission equipment, which our only other mission critical systems, are also year 2000 compliant. The majority of our non-mission critical systems are year 2000 compliant. We believe our mission critical and our non-mission critical systems are all year 2000 compliant as of September 30, 1999.

         We have initiated formal communications with the key carriers and other vendors on which our operations and infrastructure are dependent to determine the extent to which we are susceptible to a failure resulting from such third parties' inability to remediate their own year 2000 problems. Accordingly, during the procurement process, we have taken steps to ensure that our vendors, carriers and products purchased are year 2000 compliant or are adequately addressing the year 2000 issues. We can provide no assurance that the carriers and other vendors on which our operations and infrastructure rely are or will be year 2000 compliant in a timely manner. Interruptions in the services provided to us by these third parties could result in disruptions in our services. Depending upon the extent and duration of any such disruptions and the specific services affected, such disruptions could have a material adverse affect on our business, financial condition and results of operations. As a contingency against any possible disruptions in services provided by vendors, we have sought to diversify our vendor base. We believe that the diversity of our vendor base is sufficient to mitigate year 2000 related disruptions in service to our customers. In addition, we believe that the fact that we conduct business in, and derive revenue from, multiple Western European countries helps to mitigate the potential impact of year 2000 related disruptions. In addition, disruptions in the economy generally resulting from year 2000 problems could also have a material adverse affect on us. We could be subject to litigation resulting from any disruption in our services. The amount of potential liability or lost revenue which would result from these disruptions in service could have a material adverse effect on our business, financial condition and results of operations.

         Inflation
         ---------

         We do not believe that inflation has had a significant effect on our operations to date.

         Market Risk Exposure
         --------------------

         We are subject to foreign currency exchange rate risk relating to receipts from customers, payments to suppliers and interest payments on outstanding Euro denominated securities. We do not consider the market risk exposure relating to foreign currency exchange to be material. See "Liquidity and Capital Resources - Foreign Currency".

         We have financial instruments that are subject to interest rate risk, principally short-term investments and debt obligations issued at a fixed rate. Historically, we have not experienced material gains or losses due to interest rate changes when selling short-term investments and typically hold these securities until maturity. Based on our current holdings of short-term investments, our exposure to interest rate risk is not material. Fixed rate debt obligations issued by us are generally not callable until maturity.


         Item 3.  Description of Property.
         ---------------------------------

      GRG's principal executive offices are 100 2nd Avenue North, Suite #200, St. Petersburg, Florida. GRG's lease is for 2,986 square feet at $3,338 a month and expires on August 31, 2001. The facility is used entirely for office and administration. The Company anticipates leasing additional facilities in the future for telecommunications equipment as the "Global Resources Network" is built.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.
------------------------------------------------------------------------

         Security Ownership of Certain Beneficial Owners.
         ------------------------------------------------

      The following table sets forth the share holdings of those persons who own more than five percent of GRG's common stock as of October 22, 1999, based upon 22,299,427 outstanding shares:



                                         Number of Shares                    Percentage
Name and Address                        Beneficially Owned                   of Class(1)
----------------                         ------------------                  -----------

Carl Smith
355 Interstate Blvd.
Sarasota, FL 34240                             3,335,598 (1)                 15.0%

Ken Craig
612 Downs Avenue                               1,560,000(2)                   6.9%
Temple Terrace, FL 33617

                                       28

Jeffrey M. Good
4490 38th Way South                            1,560,000(2)                   6.9%
St. Petersburg, FL 33711

Ranald Stewart
3424 Jean Circle
Tampa, FL 33629                                   3,639,512                  16.3%

                                                 10,055,110                  45.1%


(1)      Includes  1,200,000  shares  owned by SB  Resources  Group,  Inc.  (see
         "Security Ownership of Directors and Officers" below), 1,633,935 shares owned by ASFT, Inc. (see "Security Ownership of Directors and Officers"
         below),45,020 shares owned by Carl Smith III (son), 50,000 shares owned by Carl Smith III and Julie M. Smith,  50,800  shares owned by Franklin
         S. Smith (son),  2,300 shares owned by Tina S. Cook (daughter),  25,000 shares  owned by Linzy Cook  (granddaughter),  301,876  shares owned by
         Vikki  Cook,  and  26,667  shares  owned by Tampa  Bay Financial, Inc.

(2) Subject to vesting requirements based on 1 share released for every two dollars of gross profit earned by the Company


         Security Ownership of Directors and Officers.
         ---------------------------------

      The following table sets forth the share holdings of GRG's directors and executive officers as of October 22, 1999. Information regarding the capacities in which each person serves for GRG is contained in Part I, Item 5.

                             Number of Shares       Percentage of
Name and Address             Beneficially Owned        of Class
----------------             ------------------      -------------

O. Howard Davidsmeyer, Jr.
5159 Riverwood Avenue       328,800                            1.5%
Sarasota, FL 34231

Carl L. Smith
355 Interstate Blvd.        3,335,598                          15.0%
Sarasota, FL 34240

Christopher R. Beck
235 Sunrise Avenue          480,000                            2.2%
Suite C-24
Palm Beach, FL 33629

Ranald Stewart, Jr.
3424 Jean Circle            3,639,512                          16.3%
Tampa, Fl 33629

Ken Craig
612 Downs Avenue            1,560,000                           6.9%
Temple Terrace, FL 33617

Matthew A. Veal
1004 Marlin Lakes Circle    102,500                            0.4%
#211
Sarasota, FL 34232

Jeffrey M. Good
4490 38th Way South        1,560,000                           6.9%
St. Petersburg, FL  33711

Totals                    10,966,410                          49.2%

         Changes in Control.
         -------------------

      There are no present arrangements or pledges of GRG's securities that may result in a change in control of GRG.


Item 5.  Directors, Executive Officers, Promoters and Control Persons.
---------------------------------------------------------------------

         Identification of Directors and Executive Officers.
         ---------------------------------------------------

      The following table sets forth the names of all current directors and executive officers of GRG. These persons will serve until the next annual meeting of the stockholders (held in June of each year) or until their successors are elected or appointed and qualified, or their prior resignations or terminations.

                                  Date of         Date of
                    Positions    Election or     Termination
Name                  Held       Designation   or Resignation
----                  ----       -----------   --------------

O. Howard
Davidsmeyer, Jr.      Chairman        3/98            *

Carl L. Smith         Director        3/98            *

Christopher R. Beck   Director        3/98            *

Ranald Stewart, Jr.   Director        3/98            *

Matthew A. Veal       CFO             1/99            *

Jeffrey M. Good       President/COO   10/99           *

Ken Craig             CEO             10/99           *

          * These persons presently serve in the capacities indicated.

         Business Experience.
         --------------------

     O. Howard Davidsmeyer, Chairman of the Board of Directors. Mr. Davidsmeyer is 76 years of age. Mr. Davidsmeyer has been the chairman of Diversified Resources Group, Inc., formerly known as Data 1 Inc.) from 1994 to 1996 and again from 1997 to the present. He also served as CEO from 1994 to 1995 and again June 1999 to the present. He has also served as chairman of Catalyst Communications, Inc. from 1994 to the present. Mr. Davidsmeyer's career extends many years and includes a variety of business and civic accomplishments.

     Carl L. Smith, Director. Mr. Smith is 56 years of age. Mr. Smith is an entrepreneur in marketing, sales and business development. Mr. Smith has served as the CEO of Catalyst Communications, Inc. from 1994 to the present and has served on the board of directors of Diversified Resources Group, Inc. from 1994 to 1996 and from April 1999 to the present. Mr. Smith has also been chairman of Tampa Bay Financial, Inc. from 1994 to the present.

     Christopher R. Beck, Director. Mr. Beck is 46 years of age. Mr. Beck is a successful businessman and master negotiator with experience in sales, marketing and corporate management. He has served for the last five years as the president of Phone USA, an independent telecommunications firm and also became president of Cordless Power, Inc. a division of Diversified Resources Group, Inc. in 1999.

     Ranald Stewart, Jr., Director. Mr. Stewart is 61 years of age. Mr. Stewart is a business executive and entrepreneur involved in new company formation, marketing, management and finance. Mr. Stewart has served as the Chairman/CEO of International Tele-Data, Inc. from 1994 to the present. Mr. Stewart has also served on the Boards of Valucar, Genlink, Bentely Pharmaceutical, and Belmac. Mr. Stewart is a graduate of The University of Florida.

     Matthew A. Veal, CFO. Mr. Veal is 40 years of age. Mr. Veal, a CPA, is currently CFO for Catalyst and Tampa Bay Financial. From 1997 to 1998 he was Chief Accounting Officer for Koasmas Group International. From 1995 to 1997 he was CFO for Catalyst and from 1994 to 1995 he was CFO for ComCentral Corp. Mr. Veal served on the Boards of Directors of ComCentral and Data 1. Mr. Veal is a graduate of the University of Florida School of Accounting.

     Jeffrey M. Good, President & COO. Mr. Good is 53 years of age. From 1994 to 1996, Mr. Good serves as Director of National Sales for Quintrel Corporation, a software development company specializing in telecommunications applications. In 1996, Mr. Good became the Vice President of Systems Communications, Inc. from 1997 to 1998. Mr. Good, through Plum Creek Communications, Inc. a consulting company he formed, served as a consultant specializing in mergers and acquisitions for International Tele-Data, Inc. Mr. Good joined GRGI as Chief Operating Officer in October 1998 and was promoted to President in October 1999.

     Ken Craig, CEO. Mr. Craig is 45 years of age. Mr. Craig is an attorney experienced in reorganization, compliance and management of Public Companies.

Mr. Craig left the legal profession in the early 90's after founding two telecommunication finance companies. He worked on the acquisition of Centel for the benefit of the Williams Companies and became a division president of Wiltel, the surviving entity. From 1996 to 1997 he was President and CEO of Renaissance Golf Products, Inc. In 1998 - 1999 he was a consultant for Divot Golf ("PUTT"), first reorganizing a subsidiary and then restructuring the parent at the request of the Board of Directors. Mr. Craig joined GRGI in September, 1999. Mr. Craig is a graduate of Stetson University and the University of Mississippi School of Law, and is admitted to practice law in a variety of jurisdictions.

        Family Relationships.
         ---------------------

      There are no family relationships between any director or executive officer.

         Involvement in Certain Legal Proceedings.
         -----------------------------------------

         During the past five years, except as noted below, no present or former director, executive officer or person nominated to become a director or an executive officer of GRG:

o was a general partner or executive officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or two years prior to that time, except Mr. Veal, Mr. Smith and Mr. Davidsmeyer having served as officers and directors of Diversified Resources Group, Inc. and Catalyst Communications, Inc., which filed for bankruptcy in 1997 and 1998, respectively;

o was convicted in a criminal proceeding or named subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

o was subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

o was found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

         Executive Committee In December 1998, the Board of Directors established executive committee (the "Executive Committee"), which is granted such authority as may be determined from time to time by a majority of the Board of Directors. The Executive Committee consists of Messrs. Davidsmeyer and Stewart.

         Audit Committee Shortly after becoming a registrant, the Board of Directors will establish an audit committee (the "Audit Committee"), which will consist of two or more directors. The Audit Committee will be established to make recommendations concerning the engagement of independent public accountants, review with the independent public accountants the plans and results of the audit engagement, approve professional services provided by the independent public accountants, review the independence of the independent public accountants, consider the range of audit and non-audit fees, and review the adequacy of the Company's internal accounting controls.

         Compensation Committee Shortly after completion of the Company's registration, the Board of Directors will establish a compensation committee (the "Compensation Committee"), which will consist of two or more non-employee or independent directors to the extent required by Rule 16b-3 under the Exchange Act and Section 162(m) of the Code, to determine compensation for the Company's senior executive officers.

         Nominating Committee Shortly after completion of the Company's registration, the Board of Directors will establish a nominating committee (the "Nominating Committee"), which will initially consist of Mssrs. Smith and Beck. The function of the Nominating Committee will be to recommend to the full board of Directors nominees for election as directors of the Company and the composition of committees of the Board of Directors.

         The Board of Directors of the Company initially will not have any other committees.

         Director Compensation

         Except for these shares  granted to directors  for board  services (see
"Certain   Relationships   and  Related   Transactions"  and  "Recent  Sales  of
Unregistered Securities"), the Company does not currently contemplate any compensation to do its directors for 1999.

Item 6.  Executive Compensation.
--------------------------------

         The following table sets forth the aggregate compensation paid by GRG for services rendered during the periods indicated:

                         SUMMARY COMPENSATION TABLE

                           Long Term Compensation

                    Annual Compensation   Awards  Payouts


(a)             (b)   (c)   (d)   (e)   (f)   (g)   (h)    (i)

                                              Secur-
                                              ities        All
Name and   Year or               Other  Rest- Under- LTIP  Other
Principal  Period   Salary Bonus Annual rictedlying  Pay-  Comp-
Position   Ended      ($)   ($)  Compen-Stock Optionsouts  ensation
-----------------------------------------------------------------
Vince      9/30/99   111,154        0       0        0        0        0        42,000(7)

                                       33

Murone,    12/31/98        0        0       0        0        0        0        0       0
President  12/31/97        0        0       0        0        0        0        0       0

Ken Craig,  9/30/99        0        0   11,570       0        0        0        0       0(9)
CEO        12/31/98        0        0       0        0        0        0        0       0
CEO        12/31/98                 0       0        0        0        0        0
           12/31/97        0        0       0        0        0        0        0       0

Matthew A. 9/30/99         0        0       5,000(1) 0        0        0        0
Veal,     12/31/98         0        0       0        0        0        0        0       0
CFO       12/30/97         0        0       0        0        0        0        0       0

Jeffrey M. 9/30/99   113,076        0       0        0        0        0        0(9)
Good, COO 12/31/98         0        0       8,077(2) 0        0        0        0
President 12/31/97         0        0       0        0        0        0        0

O. Howard  9/30/99         0        0       0        0        0        0        0       0
Davidsmeyer12/31/98                 0       0        250,000(3)        0        0       0
Jr.Chairman12/31/97                 0       0        0        0        0        0       0

Carl L.     9/30/99        0        0        0       1,650,000(6)0     0        0
Smith,     12/31/98        0        0        0       0        0        0        0        0
Director   12/31/97        0        0        0       0        0        0        0        0

Christopher 9/30/99        0        0       0        0        0        0        0        0
R. Beck,   12/31/98        0        0        70,385(4)        0        0        0        600,000(4)
Director   12/31/97        0        0        0       0        0        0        0        0

Ranald      9/30/99        0        0        0       0        0        0        0        0
Stewart,   12/31/98        0        0        0       250,000(5)        0        0        0
Director   12/31/97        0        0        0       0        0        0        0        0

Robert      9/30/99   80,769     (8)         0       0        0        0        0        0
Alexander, 12/31/98  105,000        0        0       0        0        0        0        0
[Former    12/31/97        0        0        0       0        0        0        0        0
President,
Former Vice
President]

         (1)      Received $5,000 in fees.

         (2) Received $8,077 in gross wages.

         (3)      Received   250,000  shares  of   "restricted   securities"  as
                  compensation for a Consulting Fee Agreement for Board services dated March 20, 1998, valued at $0.99 per share.

         (4) Received $70,385 in wages and 250,000 shares as compensation for a Consulting Fee Agreement for board services dated March 20, 1998 and 350,000 shares issued for merger and acquisition services which were valued at $1.00 per share.

         (5)      Received   250,000   shares    "restricted    securities"   as
                  compensation for a Consulting Fee Agreement for board services dated March 20, 1998, valued at $0.99 per share.

(6) Received (through Vikki Cook, unmarried cohabitant) 250,000 shares for board services pursuant to a consulting contract dated March 28, 1998, received 200,000 shares through ASFT, Inc., a company owned by Vikki Cook for administrative services in November 1998, and received 1,200,000 shares from SB Resources Group, Inc., a company owned by Vikki Cook, for telecommunication services in December 1998, valued at $0.99 per share.

(7) Terminated in Oct. 1999. This amount represents severance payments due Mr. Murone.

(8)      Terminated in Oct. 1999.

(9) Received 1,560,000 shares each under a performance stock agreement on November 12, 1999, subject to earnout provisions (see Item 4, "Recent Shares of Unregistered Securities").


         Cash Compensation Awards.
         -------------------------

      No cash compensation, deferred compensation or long-term incentive plan awards were issued or granted to GRG's management during the years ended December 31, 1998 and 1997, or the period ended September 30, 1999, except as set forth in the Summary Compensation Table. Further, no member of GRG's management has been granted any option or stock appreciation rights; accordingly, no tables relating to such items have been included within this Item.


         Stock Option or Benefit Plans.
         ------------------------------

      GRG has adopted certain stock performance agreements with management dated November 12, 1999. Jeffrey M. Good and Ken Craig have been granted performance 1,560,000 shares of common stock of GRG. The acquisition of these shares will be deemed paid in full under the formula of one paid in full share for every $2.00 of gross profit produced by GRG, through November 1, 2001, and November 1, 2004, respectively.

         Compensation of Directors.
         --------------------------

      There are no standard arrangements pursuant to which GRG's directors are compensated for any services provided as a director. No additional amounts are payable to GRG's directors for committee participation or special assignments.

        Employment Contracts and Termination of Employment and Change in Control
         Arrangements.
         -------------

      Other than the Consulting Fee Agreements with SB Resources Group, Inc., dated March 16, 1998, Vikki C. Cook, Ranald Stewart, Jr., Christopher R. Beck,
O. Howard Davidsmeyer, Jr., all dated March 20, 1998, and Executive Employment Agreements and Stock Performance agreements with Jeff Good and Ken Craig, there are no employment contracts, compensatory plans or arrangements, including payments to be received from GRG, with respect to any director or executive officer of GRG which would in any way result in payments to any such person because of his or her resignation, retirement or other termination of employment with GRG or its subsidiaries, any change in control of GRG, or a change in the person's responsibilities following a change in control of GRG. Copies of the agreements are attached hereto and incorporated herein by reference. See Part III, Item 1.


Item 7.  Certain Relationships and Related Transactions.
--------------------------------------------------------

         The only transactions between members of management, nominees to become directors or executive officers, 5% stockholders, or promoters or persons who may be deemed to be parents of GRG are:

o During 1998, the Company issued 4 contracts to its directors for 250,000 shares each for board services (see item 4 "Recent Sales of Unregistered Securities"). Also during 1998, United Funding Solutions, Inc. a Company controlled by Chris Beck, and ASFT, Inc. and SB Resources Group, Inc. a company controlled by Carl Smith awarded contracts of 350,000 shares, 200,000 shares and 1,200,000 shares for acquisition services, administrative and consulting services, and telecommunications services, respectively. During March 1998, the Company acquired certain assets from Catalyst Communications, Inc. (Catalyst), a company controlled by Carl Smith, O. Howard Davidsmeyer, Jr. and Matthew A. Veal, for 3,150,000 shares of common stock. (See
         Item 4, "Recent Sales of Unregistered Securities")

o During 1998, Catalyst paid GRG's expenses of $267,305, all of which were repaid. Catalyst and its affiliates also donated capital of $1,625,000 to the Company. Chris Beck paid Company expenses of $44,406 to the Company and was repaid all but $3,000 as of December 31, 1998 which was paid in 1999.

o        During  1999,  ASFT,  Inc.  purchased  356,400  shares  for  $0.25  and
         1,277,533 shares for $0.50 per share. Tampa Bay Financial, Inc., also controlled by Carl Smith, also acquired 26,667 shares at $0.50 per share.


Item 8.  Description of Securities.
-----------------------------------

         Common Stock.
         -------------

         GRG has one class of securities authorized, consisting of 100,000,000 shares of $0.001 par value common voting stock. The holders of GRG's common stock are entitled to one vote per share on each matter submitted to a vote at a meeting of stockholders. The shares of common stock do not carry cumulative voting rights in the election of directors.

         Stockholders of GRG have no pre-emptive rights to acquire additional shares of common stock or other securities. The common stock is not subject to redemption rights and carries no subscription or conversion rights. All shares of the common stock now outstanding are fully paid and non-assessable.

      No Outstanding Options, Warrants or Calls.
      ------------------------------------------


         No Provisions Limiting Change of Control
         ---------------------------------------

      There is no provision in GRG's Articles of Incorporation or Bylaws that would delay, defer, or prevent a change in control of GRG.



                                     Part II

Item 1.  Market Price of and Dividends on GRG's Common Equity and
Other Stockholder Matters.
--------------------------

         Market Information.
         -------------------

      Quotations of GRG's common stock only commenced on the OTC Bulletin Board of the National Association of Securities Dealers, Inc. (the "NASD") on April 15, 1998. There is no "established trading market" for the common stock of GRG, and no assurance can be given that any current market for GRG's common stock will develop or be maintained. For any market that develops for GRG's common stock, the sale of "restricted securities" (common stock) pursuant to Rule 144 of the Securities and Exchange Commission by members of management and others may have a substantial adverse impact on any such public market. Information about the dates when current holders' Rule 144 holding period of "restricted securities" commenced can be found under the caption "Recent Sales of Unregistered Securities," Part II, Item 4. A minimum holding period of one year is required for resale's under Rule 144, along with other pertinent provisions, including publicly available information concerning GRG (this requirement will be satisfied by the filing and effectiveness of this Registration Statement, the passage of 90 days and the continued timely filing by GRG of all reports required to be filed by it with the Securities and Exchange Commission; limitations on the volume of "restricted securities" which can be sold in any 90 day period; the requirement of unsolicited broker's transactions; and the filing of a Notice of Sale of Form 144.

      Effective January 4, 1999, the NASD adopted rules and regulations requiring that prior to any issuer having its securities quoted on the OTC Bulletin Board of the NASD that such issuer must be a "reporting issuer" which is required to file reports under Section 13 or 15(d) of the the 1934 Act. Under the "phase-in" schedule of the NASD, GRG has until December 1, 1999, within which to become a "reporting issuer," and to satisfy all comments of the Securities and Exchange Commission respecting this Registration Statement. This Registration Statement will not become effective for 60 days from the date of its filing, and it is unlikely that GRG will timely satisfy these quotation requirements of the NASD. Therefore, OTC Bulletin Board quotations of GRG's common stock will cease on December 1, 1999, and the Company's common stock would thereafter be quoted in the "Pink Sheets" of the NQB.

      The following quotations were provided by the National Quotation Bureau, and do not represent actual transactions; these quotations do not reflect dealer markups, markdowns or commissions.

                             STOCK QUOTATIONS*

                                               CLOSING BID

Quarter ended:                          High                Low
--------------                          ----                ---


June 30, 1998                           $5.25             $0.625

September 30, 1998                      $3.125            $0.3125

December 31, 1998                       $1.09375          $0.5625

March 31, 1999                          $2.25             $0.625

June 30, 1999                           $1.96875          $0.9375

September 30, 1999                      $1.3125           $0.78125


*        The Company's stock did not trade before the second quarter of 1998.



         Holders.
         --------

      The number of record holders of GRG's securities as of the date of this Registration Statement is approximately 1,420.

         Dividends.
         ----------

      GRG has not declared any cash dividends with respect to its common stock, and does not intend to declare dividends in the foreseeable future. The future dividend policy of GRG cannot be ascertained with any certainty, and if and until GRG completes any sales of its products, no such policy will be formulated. There are no material restrictions limiting, or that are likely to limit, GRG's ability to pay dividends on its securities.

Item 2.  Legal Proceedings.
---------------------------

         Other than as indicated below, GRG is not a party to any pending legal proceeding. No Federal, state or local governmental agency is presently contemplating any proceeding against GRG. No director, executive officer or persons who may be deemed to be an "affiliate" of GRG or owner of record or beneficially of more than five percent of GRG's common stock is a party adverse to GRG or has a material interest adverse to GRG in any proceeding, except in the cases disclosed below:

(1) Global Resources Group, Inc. vs. E-Tel Corporation, Phil Martin and Raymond Klingenburg, Case NO: CL 99-381 AF, Circuit Court of the 15th Judicial Circuit, In and For Palm Beach County, Florida:

         In this action, we have sued the Defendants, E-Tel, Phil Martin and Raymond Klingenburg for a breach of an Agreement and Plan of Exchange, unjust enrichment, money had and received, fraud in the inducement, constructive fraud/breach of fiduciary duty, conversion and for impression of a constructive trust. In turn, E-Tel and Phil Martin have filed an Ame3nded Counterclaim alleging two causes of action for breach of contract. This cause is not set for trial. We do not believe we will make a significant recovery but hope to recover 10,000 shares of stock issued t these individuals.

(2) Michael Williams vs. GRG, Inc. d/b/a/ Global Resources Group, Inc., Christopher Beck and Jeffrey M. Good, Case No: CL 99-2502 AG, Circuit Court of the 15th Judicial Circuit, In and for Palm Beach County,
         Florida:

         In this action, the Plaintiff, Michael Williams has sued the defendants for tortious interference with his contract of employment with E-Tel. In his complaint, Williams alleges that he executed a written employment agreement pursuant to which he was to be paid a base salary of $80,000.00 per year during the two year term of the agreement, plus other benefits including health insurance, bonus, stock option, company car, reimbursement of expenses and an auto allowance. GRG, Inc. and the other defendants have denied that they tortiously interfered with Mr. Williams' employment agreement and have alleged various affirmative defenses. This matter is currently set for trial on the Court's March 6, 2000 Trial Docket. We will vigorously defend this case and believe our liability to be minimal, if any.

(3) Cooney, Ward, Lesher & Damon, P.A., vs. Global Resources Group, Inc., Joseph Simmons, etc. Case No: 98-10774-AF, Circuit Court of the 15th Judicial Circuit in and for Palm Beach County, Florida.

         This action, filed on December 3, 1998, in the Circuit Court of the fifteenth Judicial Circuit, in and for Palm Beach County, Florida, arises out of a stock ownership dispute. Cooney, Ward, Lesher & Damon, P.A., acting as an escrow agent, is currently holding 400,000 shares of stock of GRG, Inc. GRG, Inc., is involved in a claim against Joseph Simmons, his wife, and their related entities ("the Simmons group") regarding ownership of the stock. The nature of the action is an interpleader action filed by Cooney, Ward, et al., seeking to release the stock to the Registry of the Court for a determination as to ownership between GRG, Inc., and the Simmons Group. We have filed an answer to the interpleader complaint and a claim against the Simmons group alleging GRG, Inc.'s interest in the stock. The Simmons group, has received and extension of time within which to respond to the cross-claim and to file its own claim regarding ownership of the stock. It is the intention of the Company to vigorously contest any claim by the Simmons group to ownership of the stock. We believe the court will find in our favor, but we have expensed the entire amount of shares as a loss since our recovery may take a significant amount of time.

Item 3. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.
---------------------

         Anderson, Anderson and Strong, L.C., Certified Public Accountants, of Salt Lake City, Utah, audited the financial statements of GRG for the calendar years ended December 31, 1997, 1996 and 1995; these financial statements are filed as a part of this Registration Statement.

         Jones, Jensen & Company, LLC, Certified Public Accountants, of Salt Lake City, Utah, were engaged by the Board of Directors of GRG to prepare the audit of the financial statements of GRG for the year ended December 31, 1998; and will prepare the audit of the financial statements for the year ending December 31, 1999.

         There were no disagreements between GRG and Andersen, Andersen and Strong, L.L.C., whether resolved or not resolved, on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which, if not resolved, would have caused them to make reference to the subject matter of the disagreement in connection with their reports.

         The Report of Andersen, Andersen and Strong, L.L.C. did not contain any adverse opinion or disclaimer of opinion, and with the exception of a "going concern" qualification because of the lack of material operations of and recurring losses from operations of GRG on the date of the Independent Auditor's Report, were not qualified or modified as to uncertainty, audit scope or accounting principles.

      During GRG's three most recent calendar years, and since then, neither Andersen, Andersen and Strong nor Jones, Jensen & Company has advised GRG that any of the following exists or is applicable:

          (1) That the internal controls necessary for GRG to develop reliable financial statements do not exist, that information has come to their attention that has lead them to no longer be able to rely on management's representations or that has made them unwilling to be associated with the financial statements prepared by management;

          (2) That GRG needs to expand significantly the scope of its audit, or that information has come to their attention that if further investigated may materially impact the fairness or reliability of a previously issued audit report or the underlying financial statements or any other financial presentation, or cause them to be unwilling to rely on management's representations or be associated with GRG's financial statements for the foregoing reasons or any other reason; or

          (3) That they have advised GRG that information has come to their attention that they have concluded materially impacts the fairness or reliability of either a previously issued audit report or the underlying financial statements for the foregoing reasons or any other reason.

         During GRG's three most recent calendar years and since then, GRG has not consulted Jones Jensen & Company regarding the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on GRG's financial statements or any other financial presentation whatsoever.

      GRG has provided Andersen, Andersen & Strong with a copy of the disclosure provided under this caption of this Registration Statement, and has advised them to provide GRG with a letter addressed to the Securities and Exchange Commission as to whether they agree or disagree with the disclosures made herein. A copy of its response is attached hereto and is incorporated herein by this reference. See Part III, Item 1.

Item 4.  Recent Sales of Unregistered Securities.
-------------------------------------------------

      Common Stock
      ------------

            Name                           Date                       Number of Shares                 Aggregate
                                         Acquired                                                    Consideration
Alliance Marketing                         December 1997                  1,000,000                       (1)
International Tele-Data                 March 1998                        5,224,310                       (2)
Catalyst Communications                 March 1998                        3,150,000                       (3)
Vikki Cook                             December 1998                       250,000                        (4)
Ranald Stewart                         December 1998                       250,000                        (4)
Chris Beck                             December 1998                       250,000                        (4)
O.H. Davidsmeyer, Jr.                  December 1998                       250,000                        (4)
SB Resources Group, Inc.               December 1998                      1,200,000                       (5)
ASFT, Inc.                             November 1998                       200,000                        (6)
Justine Blankenship                    November 1998                       250,000                        (7)
United Funding Solutions,               March 1998                         350,000                        (8)
Inc.


                                       41

Franklin PB Enterprises                February 1998                       450,000                        (9a)
E-Tel                                    June 1998                         10,000                         (9b)
Pro Sports Group Corp.                   June 1998                         25,000                         (9c)
504 Regulation D Offering                Fall 1998                         663,956                        (10)
504 Regulation D Offering              Winter 98/99                        448,647                        (11)
Private Placement                   Spring/Summer 1999                    3,247,514                       (12)
Performance Shares Issuance          November 12, 1999                    1,560,000                       (13)
to Ken Craig
Performance Shares Issuance          November 12, 1999                    1,560,000                       (14)
to Jeff Good

*  Please refer to the below information for details on aggregate consideration

(1) In December 1997, the Company issued 1,000,000 shares for services to Alliance Leasing, valued at $0.001 per share. Those shares were cancelled in February 1999.

(2) In March 1998, the Company acquired the international telecommunications assets from International Teledata, Inc. for 5,224,310 shares of common stock in 1998, in a transaction valued at the predecessor cost of $23,749 or $0.0045 per share.

(3) In March 1998, the Company acquired Teleprizes(TM) for 3,150,000 shares of common stock, with certain marketing rights associated with providing internet scratch off sweepstakes promotions to internet web sites to induce traffic. Teleprizes(TM) was acquired from Catalyst Communications, Inc., a corporation controlled by Carl Smith, O. Howard Davidsmeyer, Jr. and Matthew A. Veal. The acquisition was accounted for at predecessor cost of $95,934 or $0.03 per share. That affiliate and related control parties also contributed $1,625,000 in cash and payment of expenses to the Company.

(4) In December 1998, the Company issued 250,000 shares each under four (4) contracts for board services to each of its directors (Carl Smith, O. Howard Davidsmeyer, Jr., Chris Beck and Ranald Stewart, Jr.) for services in 1998. Those issuances were valued at $0.991 per share, which approximates the market value and offering price of the Company's shares during 1998.

(5) In December 1998, the Company issued 1,200,000 shares of stock to SB Resources Group, Inc., a corporation controlled by Carl Smith, for telecommunications services associated with the sale and marketing of the Company's internet sweepstakes products. This contract was also valued at the $1.00 market price of the Company's stock.

(6) In November 1998, the Company issued 200,000 shares under an agreement for administrative services from ASFT, Inc., a corporation controlled by Carl Smith, which accrued during 1998. These shares were also valued at $1.00 per share.


         Reimbursements
         --------------

(7) In November 1998, The Company reimbursed Justine Blankenship, a shareholder, for a $250,000 expenditure by issuing her 250,000 shares of common stock which were valued at $1.00 per share.

         Mergers and Acquisitions
         ------------------------

(8) In March 1998, the Company issued 350,000 shares to United Funding Solutions, Inc., a company controlled by Chris Beck, for services in connection with acquisition made by the Company. These shares were valued at $1.00 per share.

         Rescinded Acquisitions
         ----------------------

(9) The Company issued shares in connection with the rescinded acquisition of 3 entities, each of which is discussed below:

a. Franklin P.B. Enterprises- The Company entered into contracts in February 1998 to acquire companies with various real estate holdings owned by an unrelated shareholder. The Company advanced $238,494 and issued 3,150,000 shares of its common stock, of which 2,700,000 shares were canceled. The Company accounted for the shares at $1.00 per share.

b. E-Tel - In June 1998, the Company entered into a contract to acquire the common stock of E-Tel Corporation for 1,250,000 shares of common stock. E-Tel was also in the international long distance phone business. The transaction was canceled after the Company's determination that it would be unable to recover its investment. The Company recovered and cancelled 1,240,000 shares of the stock.

c. Pro Sports Group Corporation - In June 1998, the Company acquired Pro Sports Group Corporation for 200,000 shares, valued at $1.00 per share, as a complement to its marketing operations. When Pro Sports was found to have no value, the Company terminated the acquisition recovered 175,000 shares and wrote-off the remaining 25,000 shares at $1.00 per share. The Company accounted for the shares at $1.00 per share.


         Shares Issued in 504 Regulation D Offering at $1.00 per Share
         -------------------------------------------------------------

(10) The Company sold 663,956 of its common shares for cash at various dates in September and October 1998.


         Shares Issued in 504 Regulation D Offering at $0.75 per Share
         -------------------------------------------------------------

(11) The Company sold 376,627 of its common shares to investors in November 1998 for cash, and 72,020 shares to investors for cash in January 1999.

(12) During 1999, ASFT, Inc., a related party, purchased for cash, 356,400 shares for $0.25 per share and 1,304,200 shares for $0.50 per share. Non-affiliated investors also purchased 98,126 shares for $0.50 per share in the spring of 1999 and 1,488,788 shares for $0.25 per share in the summer of 1999.

(13) Received 1,560,000 shares in a stock performance agreement dated November 12, 1999, subject to vesting based on 1 share released for every $2.00 gross profit earned.

(14) Received 1,560,000 shares in a stock performance agreement dated November 12, 1999, subject to vesting based on 1 share released for every $2.00 gross profit earned.



*per answers provided by management but not on shareholders list

         All issued pursuant to Consulting Fee Agreements with each of these persons or entities.

      Each of these persons had access to all material information regarding GRG prior to the offer or sale of these securities; ASFT, Inc. and SB Resources Group, Inc. are beneficially owned by Vikki C. Cook who is believed to be an "accredited investor"; and the other shares were issued to directors or executive officers who had access to all material information respecting GRG. The offers and sales of all of these securities are believed to have been exempt from the registration requirements of Section 5 of the Securities Act of 1933, as amended, pursuant to Section 4(2) thereof, and from similar applicable states' securities laws, rules and regulations exempting the offer and sale of these securities by available state exemptions from required registration.

Item 5.  Indemnification of Directors and Officers.
---------------------------------------------------

         Section 78.751(1) of the Nevada Revised Statutes ("NRS") authorizes a Nevada corporation to indemnify any director, officer, employee, or corporate agent "who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation" due to his or her corporate role. Section 78.751(1) extends this protection "against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding if he or she acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful."

      Section 78.751(2) of the NRS also authorizes indemnification of the reasonable defense or settlement expenses of a corporate director, officer, employee or agent who is sued, or is threatened with a suit, by or in the right of the corporation. The party must have been acting in good faith and with the reasonable belief that his or her actions were not opposed to the corporation's best interests. Unless the court rules that the party is reasonably entitled to indemnification, the party seeking indemnification must not have been found liable to the corporation.

      To the extent that a corporate director, officer, employee, or agent is successful on the merits or otherwise in defending any action or proceeding referred to in Section 78.751(1) or 78.751(2), Section 78.751(3) of the NRS requires that he be indemnified "against expenses, including attorneys' fees, actually and reasonably incurred by him or her in connection with the defense."

      Section 78.751 (4) of the NRS limits indemnification under Sections 78.751
(1) and 78.751(2) to situations in which either (1) the stockholders, (2)the majority of a disinterested quorum of directors, or (3) independent legal counsel determine that indemnification is proper under the circumstances.

      Pursuant to Section 78.751(5) of the NRS, the corporation may advance an officer's or director's expenses incurred in defending any action or proceeding upon receipt of an undertaking. Section 78.751(6)(a) provides that the rights to indemnification and advancement of expenses shall not be deemed exclusive of any other rights under any bylaw, agreement, stockholder vote or vote of disinterested directors. Section 78.751(6)(b) extends the rights to indemnification and advancement of expenses to former directors, officers, employees and agents, as well as their heirs, executors, and administrators.

      Regardless of whether a director, officer, employee or agent has the right to indemnity, Section 78.752 allows the corporation to purchase and maintain insurance on his behalf against liability resulting from his or her corporate role.


                       Index to Financial Statements
                  Report of Independent Auditors
          (a)
                        Jones Jensen & Company, LLC
                       Index to Financial Statements
                  Report of Independent Auditors

Financial Statements.
---------------------

     Audited Financial Statements for the year ended December 31, 1998.
     ---------------------------------

     Independent Auditors' Report.

     Balance Sheet.

     Statements of Operations.

     Statements of Stockholders' Equity.

     Statements of Cash Flows.

     Notes to the Financial Statements.

     Unaudited Financial Statements for the period ended September 30, 1999.
     ------------------------------------

     Balance Sheet.

     Statements of Operations.

     Statement of Stockholders' Equity.

     Statements of Cash Flows.

     Notes to Financial Statements

                                                     GRG, INC.
                                        (dba GLOBAL RESOURCES GROUP, INC.)
                                         (Formerly Ghiglieri Corporation)
                                           (A Development Stage Company)

                                               FINANCIAL STATEMENTS

                                                 December 31, 1998

                                              C O N T E N T S


Independent Auditors' Report............................................................................ 3

Balance Sheet........................................................................................... 4

Statements of Operations.................................................................................6

Statements of Stockholders' Equity...................................................................... 7

Statements of Cash Flows............................................................................... 10

Notes to the Financial Statements...................................................................... 12


                                        INDEPENDENT AUDITORS' REPORT


Board of Directors
GRG, Inc.
(dba Global Resources Group, Inc.)
(Formerly Gighlieri Corporation)
(A Development Stage Company)
St. Petersburg, Florida

We have  audited  the  accompanying  balance  sheet  of GRG,  Inc.  (dba  Global
Resources Group, Inc.) (formerly Ghiglieri Corporation) (a development stage company) as of December 31, 1998 and the related statements of operations, stockholders' equity and cash flows for the years ended December 31, 1998 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GRG, Inc. (dba Global Resources Group, Inc.) (formerly Ghiglieri Corporation) (a development stage company) as of December 31, 1998 and the results of its operations and its cash flows for the years ended December 31, 1998 and 1997 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company's recurring losses from operations and net accumulated deficit raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in
Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



Jones, Jensen & Company
Salt Lake City, Utah
November 10, 1999

                                                     GRG, INC.
                                        (dba Global Resources Group, Inc.)
                                         (Formerly Ghiglieri Corporation)
                                           (A Development Stage Company)
                                                   Balance Sheet


                                                      ASSETS

                                                                                                    December 31,
                                                                                                     1998
CURRENT ASSETS                                                                                 -------------------

   Cash                                                                                        $         100,060
   Other current assets                                                                                      110
                                                                                               ------------------
     Total Current Assets                                                                                100,170
                                                                                               ------------------
FIXED ASSETS (Note 1)

   Furniture and fixtures                                                                                 13,424
   Accumulated depreciation                                                                               (1,134)
                                                                                               ------------------
     Net Fixed Assets                                                                                     12,290
                                                                                               ------------------
OTHER ASSETS

   Settlement receivable, net of allowance (Note 2)                                                      125,000
   Investment in contracts (Notes 3, 6 and 7)                                                             95,934
                                                                                               ------------------
     Total Other Assets                                                                                  220,934
                                                                                               ------------------
     TOTAL ASSETS                                                                              $         333,394
                                                                                               ==================
                    The  accompanying  notes  are  an  integral  part  of  these financial statements.

                                                     GRG, INC.
                                        (dba Global Resources Group, Inc.)
                                         (Formerly Ghiglieri Corporation)
                                           (A Development Stage Company)
                                             Balance Sheet (Continued)


                                       LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                                                    December 31,
                                                                                                     1998

CURRENT LIABILITIES

  Accounts payable and accrued expenses                                                        $          21,041
  Note payable to officer (Note 6)                                                                         3,000
                                                                                               ------------------
     Total Current Liabilities                                                                            24,041
                                                                                               ------------------
COMMITMENTS AND CONTINGENCIES (Note 2)

STOCKHOLDERS' EQUITY (Notes 3 and 6)

  Common stock, $.001 par value, 100,000,000 shares authorized;
    issued and outstanding 16,899,893 shares                                                              16,900
  Additional paid-in capital                                                                           6,198,540
  Deficit accumulated during the development stage                                                    (5,906,087)
                                                                                               ------------------
     Total Stockholders' Equity                                                                          309,353
                                                                                               ------------------
     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                                $         333,394
                                                                                               ==================

                    The accompanying notes are an integral part of these financial statements.

                                                     GRG, INC.
                                        (dba Global Resources Group, Inc.)
                                         (Formerly Ghiglieri Corporation)
                                           (A Development Stage Company)
                                             Statements of Operations

                                                                                                           From
                                                                                                       Inception of the
                                                                                                        Development
                                                                                                         Stage on
                                                                                                         March 19,
                                                                        For the Years Ended            1992 Through
                                                                            December 31,                December 31,
                                                                       1998             1997               1998
                                                                                                        (Unaudited)
                                                                       ---------------------           -------------
REVENUES

  Sales, net                                                       $         -       $        -        $        -
  Cost of sales                                                              -                -                 -
                                                                   ---------------   -----------       -------------
     Gross Margin                                                            -                -                 -
                                                                   ---------------   -----------       -------------
EXPENSES

  General and administrative                                            4,746,129        21,983            4,794,460
  Depreciation and amortization                                             1,134           -                  1,134
                                                                   ---------------   -----------       -------------
     Total Expenses                                                     4,747,263         21,983           4,795,594
                                                                   ---------------   -----------       -------------
LOSS FROM OPERATIONS                                                   (4,747,263)       (21,983)         (4,795,594)
                                                                   ---------------   -----------       -------------
OTHER (EXPENSE)

  Loss on disposition of property and equipment                           (23,749)          -                (23,749)
  Writeoff of rescinded acquisitions (Note 3)                          (1,086,744)          -             (1,086,744)
                                                                   ---------------   -----------       -------------
     Total Other (Expense)                                             (1,110,493)          -             (1,110,493)
                                                                   ---------------   -----------       -------------
(LOSS) BEFORE INCOME TAXES                                             (5,857,756)      (21,983)          (5,906,087)

INCOME TAX EXPENSE                                                           -                -                 -
                                                                   ---------------   -----------       -------------
NET (LOSS)                                                         $    5,857,756)   $   (21,983)      $  (5,906,087)
                                                                   ===============   ===========       =============
BASIC (LOSS) PER SHARE                                             $        (0.48)   $     (0.01)
                                                                   ===============   ===========
WEIGHTED AVERAGE SHARES OUTSTANDING                                    12,269,191      3,461,538
                                                                   ===============   ===========



                    The accompanying notes are an integral part of these financial statements.

                                                           GRG, INC.
                                              (dba Global Resources Group, Inc.)
                                               (Formerly Ghiglieri Corporation)
                                                 (A Development Stage Company)
                                    Statements of Stockholders' Equity (Deficit)

                                                                                Additional
                                                              Common Stock            Paid-in    Accumulated
                                                  Shares          Amount         Capital        Deficit           Total
Balance at inception on
 March 19, 1992, unaudited                            -       $       -       $       -       $    -          $         -

Issuance of common capital stock
 for cash at $0.003 per share at
 March 19, 1992                                   750,000             750           1,500          -                  2,250

Capital contributions by
 shareholder's through payment of
 expenses                                              -               -            2,400          -                  2,400

Net loss from inception on March 19,
1992 through December 31, 1993                         -               -               -         (9,504)             (9,504)
                                               ------------        ---------   -----------    ----------       -------------
Balance, December 31, 1993
 (unaudited)                                       750,000             750          3,900        (9,504)             (4,854)

Capital contributions by
 shareholders' through payment of
 expenses                                              -               -           16,040          -                 16,040

Issuance of common capital stock
 for cash at $0.008 per share -
 net of offering costs                           2,250,000           2,250         15,391          -                 17,641

Net loss for the year ended
 December 31, 1994                                     -               -               -        (12,144)            (12,144)
                                               ------------        ---------   -----------    ----------       -------------
Balance, December 31, 1994
 (unaudited)                                     3,000,000           3,000         35,331       (21,648)             16,683

Net loss for the year ended
 December 31, 1995                                     -               -               -           -                     -
                                               ------------        ---------   -----------    ----------       -------------
Balance, December 31, 1995
 (unaudited)                                     3,000,000           3,000          35,331       (21,648)            16,683

Net loss for the year ended
 December 31, 1996                                     -               -               -          (4,700)            (4,700)
                                               ------------        ---------   -----------    ----------       -------------
Balance, December 31, 1996                       3,000,000    $      3,000    $     35,331   $   (26,348)     $      11,983
                                               ------------        ---------   -----------    ----------       -------------


                    The accompanying notes are an integral part of these financial statements.

                                                           GRG, INC.
                                              (dba Global Resources Group, Inc.)
                                               (Formerly Ghiglieri Corporation)
                                                 (A Development Stage Company)
                        Statements of Stockholders' Equity (Deficit) (Continued)

                                                                                Additional
                                                              Common Stock            Paid-in    Accumulated
                                                  Shares          Amount         Capital        Deficit           Total

Balance, December 31, 1996                         3,000,000  $        3,000  $       35,331  $      (26,348) $         11,983

Issuance of common capital stock
 for services at $0.01 per share                   1,000,000           1,000           9,000          -                 10,000

Net loss for the year ended
 December 31, 1997                                    -               -               -              (21,983)          (21,983)
                                                  ----------  --------------  --------------  --------------- -----------------
Balance, December 31, 1997                         4,000,000           4,000          44,331         (48,331)           -

Common stock issued for
 acquisition of International
 Teleservices Operating Division
 at predecessor cost of $0.00
 per share per share                               5,224,310           5,224          18,525          -                 23,749

Common stock issued for
 acquisition of Teleprizes
 Operating Division at predecessor
 cost of $0.03 per share                           3,150,000           3,150          92,784          -                 95,934

Capital contribution by shareholders                  -               -            1,625,000          -              1,625,000

Issuance of shares to directors
 for services at $0.99 per share                   1,000,000           1,000         990,000          -                991,000

Issuance of shares for
 telecommunications services at
 $1.00 per share                                   1,200,000           1,200       1,198,800          -              1,200,000
                                                  ----------  --------------  --------------  --------------- -----------------
Balance Forward                                   14,574,310  $       14,574  $    3,969,440  $      (48,331) $      3,935,683
                                                  ----------  --------------  --------------  --------------- -----------------



                    The accompanying notes are an integral part of these financial statements.

                                                           GRG, INC.
                                              (dba Global Resources Group, Inc.)
                                               (Formerly Ghiglieri Corporation)
                                                 (A Development Stage Company)
                           Statements of Stockholders' Equity (Deficit)
                                                         (Continued)

                                                                                Additional
                                                      Common Stock               Paid-in        Accumulated
                                                  Shares          Amount         Capital          Deficit           Total
                                                  ---------     ----------     -------------   -------------   ---------------

Balance Forward                                   14,574,310  $       14,574  $    3,969,440  $      (48,331) $      3,935,683

Issuance of shares for
 administrative services at
 $1.00 per share                                     200,000             200         199,800          -                200,000

Issuance of shares to shareholder
 as reimbursement for expenses
 paid at $1.00 per share                             250,000             250         249,750          -                250,000

Issuance of shares for merger
 and acquisition services at $1.00
 per share                                           350,000             350         349,650          -                350,000

Common stock issued in rescinded
 acquisitions at $1.00 per share                     485,000             485         484,515          -                485,000

Issuance of shares in Regulation D
 Rule 504 offering at $1.00 per share                663,956             664         663,292          -                663,956

Issuance of shares in Regulation D
 Rule 504 offering at $0.75 per share                376,627             377         282,093          -                282,470

Net loss for the year ended
 December 31, 1998                                    -               -               -           (5,857,756)       (5,857,756)
                                                  ----------  --------------  --------------  --------------- -----------------
Balance, December 31, 1998                        16,899,893  $       16,900  $    6,198,540  $   (5,906,087) $        309,353
                                                  ==========  ==============  ==============  =============== =================




                    The accompanying notes are an integral part of these financial statements.

                                                           GRG, INC.
                                              (dba Global Resources Group, Inc.)
                                               (Formerly Ghiglieri Corporation)
                                                 (A Development Stage Company)
                                                   Statements of Cash Flows

                                                                                                              From
                                                                                                          Inception of the
                                                                                                            Development
                                                                                                              Stage on
                                                                                                              March 19,
                                                                         For the Years Ended               1992 Through
                                                                           December 31,                    December 31,
                                                                       1998             1997                  1998
                                                                                                          (Unaudited)
                                                                   ----------------  ----------------  -----------------
                                                                                                          >

CASH FLOWS FROM OPERATING ACTIVITIES:

   Net (loss)                                                      $     (5,857,756) $       (21,983)  $    (5,906,087)
   Adjustments to reconcile net (loss) to net cash
    used in operating activities:
     Depreciation and amortization                                            1,134           -                  1,134
     Issuance of stock for services                                       2,991,000           -              2,991,000
     Issuance of stock for expenses                                          -                10,000            10,000
     Stock issued in rescinded acquisitions                                 485,000           -                485,000
     Allowance for doubtful accounts                                        125,000           -                125,000
     Loss on disposition of property and equipment                           23,749           -                 23,749
   Changes in asset and liabilities:
     Decrease in inventory                                                   -                18,668            -
     (Increase) in other assets                                                (110)          -                   (110)
     Increase (decrease) in accounts payable                                 21,041           (6,685)           21,041
                                                                   ----------------  ----------------  -----------------
       Net Cash (Used) in Operating Activities                           (2,210,942)          -             (2,249,273)
                                                                   ----------------  ----------------  -----------------
CASH FLOWS FROM INVESTING ACTIVITIES

   Settlement recoverable from supplier                                    (250,000)          -               (250,000)
   Purchase of fixed assets                                                 (13,424)          -                (13,424)
                                                                   ----------------  ----------------  -----------------
       Net Cash (Used) in Investing Activities                             (263,424)          -               (263,424)
                                                                   ----------------  ----------------  -----------------
CASH FLOWS FROM FINANCING ACTIVITIES

   Expenses paid by shareholders                                             -                -                 18,440
   Cash contributed by promoters                                          1,625,000           -              1,625,000
   Borrowings from related parties                                          311,711           -                311,711
   Payments to related parties                                             (308,711)          -               (308,711)
   Issuance of common stock for cash                                        946,426           -                966,317
                                                                   ----------------  ----------------  -----------------
       Net Cash Provided by Financing Activities                   $      2,574,426  $        -        $     2,612,757
                                                                   ================  ================  =================


                    The accompanying notes are an integral part of these financial statements.

                                                           GRG, INC.

                                              (dba Global Resources Group, Inc.)
                                               (Formerly Ghiglieri Corporation)
                                                 (A Development Stage Company)
                                            Statements of Cash Flows (Continued)


                                                                                                              From
                                                                                                           Inception of the
                                                                                                             Development
                                                                                                             Stage on
                                                                                                             March 19,
                                                                         For the Years Ended               1992 Through
                                                                           December 31,                    December 31,
                                                                       1998             1997                   1998
                                                                                                            (Unaudited)
                                                                   ----------------  -----------       -------------------


NET INCREASE IN CASH                                               $        100,060  $        -        $       100,060

CASH AT BEGINNING OF YEAR                                                    -                -                 -
                                                                   ----------------  -----------       -------------------
CASH AT END OF YEAR                                                $        100,060  $        -        $       100,060
                                                                   ================  ===========       ===================
CASH PAID FOR:

  Interest expense                                                 $         -       $        -        $        -
  Income taxes                                                     $         -       $        -        $        -

NON CASH INVESTING AND FINANCING ACTIVITIES:

  Common stock issued for ITD assets                               $         23,749  $        -        $        23,749
  Common stock issued for acquisition of Teleprizes Division       $         95,934  $        -        $        95,934
  Common stock issued for services                                 $      2,991,000  $        -        $     2,991,000
  Common stock issued in rescinded acquisitions                    $        485,000  $                 $       485,000

                    The accompanying notes are an integral part of these financial statements.

                                                     GRG, INC.
                                        (dba Global Resources Group, Inc.)
                                         (Formerly Ghiglieri Corporation)
                                           (A Development Stage Company)
                                           Notes to Financial Statements
                                                  December 31, 1998


NOTE 1 -      ACCOUNTING POLICIES AND PROCEDURES

              The Company was originally incorporated as Karat Productions, Inc. under the laws of the State of Nevada on March 19, 1992. The Company changed its name to Global Resources Group, Inc. in February 1998. The Company has not paid dividends.
              Dividends that may be paid in the future will depend on the financial requirements of the Company and other relevant factors.

              On June 5, 1997, the Company completed a forward stock split of one share for three shares and changed the par value of its common stock from $0.0005 to $0.001. This report has been prepared giving effect to the stock split shares from inception.

              During 1994, the Company completed a public offering of 2,250,000 (adjusted for) shares and received $15,391, net of the offering expenses.

              At the organization date, the Company had intended to pursue the business of manufacturing jewelry and in that connection the Company purchased an inventory of various types of jewelry to be used in that activity. However, after the death of an officer of the Company the planned activity was abandoned.

              The Company has been in the development stage since inception per SFAS No. 7.

              The Company's planned principle operations are in the business of building a Pan- American communications network with access to international switching centers in various U.S. cities and points of presence throughout Mexico and the Caribbean.

              A summary of the significant policies consistently applied in the preparation of the financial statements follows:

              a. Accounting Method

              The Company's financial statements are prepared using the accrual method of accounting. The Company has adopted a calendar year end.

              b. Basic (Loss) Per Share

              The computation of basic (loss) per share of common stock is based on the weighted average number of shares outstanding at the date of the consolidated financial statements.

                                                     GRG, INC.
                                        (dba Global Resources Group, Inc.)
                                         (Formerly Ghiglieri Corporation)
                                           (A Development Stage Company)
                                           Notes to Financial Statements
                                            December 31, 1998 and 1997


NOTE 1 -      ACCOUNTING POLICIES AND PROCEDURES (Continued)

              c. Income Taxes

              At December 31, 1998, the Company had a net operating loss carryforward of approximately $5,900,000 that may be offset against future taxable income through 2013. No tax benefit has been reported in the financial statements, because the Company believes there is a 50% or greater chance the carryforward will expire unused. Accordingly, the potential tax benefits of the loss carryforward are offset by a valuation allowance of the same amount.

              d. Cash Equivalents

              The Company considers all highly liquid investments and deposits with a maturity of three months or less when purchased to be cash equivalents.

              e.  Revenue Recognition

              The Company records communications services revenue as earned, at the time services are provided. Network capacity sales, if any, are recorded at the time the capacity is provided to the customer.

              f. Depreciation

              Furniture and fixtures are stated at cost. Depreciation of property and equipment is computed using straight-line and accelerated methods over the estimated useful lives of the related assets, are as follows:

                     Furniture and fixtures                              5 years

              g.  Estimates

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

              h.  Advertising

              The  Company   follows  the  policy  of  charging   the  costs  of
              advertising to expense as incurred.

                                                     GRG, INC.
                                        (dba Global Resources Group, Inc.)
                                         (Formerly Ghiglieri Corporation)
                                           (A Development Stage Company)
                                           Notes to Financial Statements
                                                 December 31, 1998


NOTE 1 -      ACCOUNTING POLICIES AND PROCEDURES (Continued)

              i.  Intangible Assets

              Acquired employee base and sales force in place represents the intangible assets associated with the acquisition of independent sales organizations and investment in contracts discussed in Note 3 are being amortized over five (5) years.

               j. Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

              k.  Change in Accounting Principle

              The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share" and Statement of Financial Accounting Standards No. 129 "Disclosures of Information About an Entity's Capital Structure." SFAS No. 128 provides a different method of calculating earnings per share than was previously used in accordance with APB Opinion No. 15, "Earning Per Share." SFAS No. 128 provides for the calculation of "Basic" and "Dilutive" earnings per share. Basic earnings per share includes no dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities that could share in the earnings of an entity, similar to fully diluted earnings per share. SFAS No. 129 establishes standards for disclosing information about an entity's capital structure. SFAS No. 128 and SFAS No. 129 are effective for financial statements issued for periods ending after December 15, 1997. In fiscal 1998, the Company adopted SFAS No. 128, which did not have a material impact on the Company's financial statements. The implementation of SFAS No. 129 did not have a material effect on the Company's financial statements.

                                                     GRG, INC.
                                        (dba Global Resources Group, Inc.)
                                         (Formerly Ghiglieri Corporation)
                                           (A Development Stage Company)
                                           Notes to Financial Statements
                                                 December 31, 1998

NOTE 1 -      ACCOUNTING POLICIES AND PROCEDURES (Continued)

              k.  Change in Accounting Principle (Continued)

              The Financial Accounting Standards Board has also issued SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 130 establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that displays with the same prominence as other financial statements. SFAS No. 131 supersedes SFAS No. 14 "Financial Reporting for Segments of a Business Enterprise." SFAS No. 131 establishes standards on the way that public companies report financial information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosure regarding products and services, geographic areas and major customers. SFAS No. 131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

              SFAS No. 130 and 131 are effective for financial statements for periods beginning after December 15, 1997 and requires comparative information for earlier years to be restated. Implementation of SFAS No. 130 and 131 did not have a material effect on the Company's financial statements.

              In February 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No 132. "Employers' Disclosures about Pensions and other Postretirement Benefits" which standardizes the disclosure requirements for pensions and other Postretirement benefits and requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis. SFAS No. 132 is effective for years beginning after December 15, 1997 and requires comparative information for earlier years to be restated, unless such information is not readily available. The adoption of this statement had no material impact on the Company's financial statement.

              In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" which requires companies to record derivatives as assets or liabilities, measured at fair market value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Management believes the adoption of this statement will have no material impact on the Company's financial statements.

                                                     GRG, INC.
                                        (dba Global Resources Group, Inc.)
                                         (Formerly Ghiglieri Corporation)
                                           (A Development Stage Company)
                                         Notes to the Financial Statements
                                                 December 31, 1998


NOTE 2 -      COMMITMENTS AND CONTINGENCIES

              a. Leases

              The Company leases 3,000 square feet for its operations in St. Petersburg, Florida. Minimum future rentals for the next five years are as follows:

                             1999                            $           38,818
                             2000                                        39,565
                             2001                                        40,311
                             2002                                            -
                             2003                                            -
                                      Total                  $          118,694

              Rent expense for the years ended December 31, 1998 and 1997 was $43,920 and $-0-, respectively.

              b.  Employment Contracts

              Effective November 1, 1998, the Company has entered into a 3-year employment agreement with its Chief Operating Officer, which provides for a base salary of $140,000 per year plus benefits. The agreement was modified during 1999 (see Note 7).

              c.  Litigation

              From time to time, the Company is subject to litigation in the normal course of business. The Company believes that any adverse outcome from litigation would not have a material adverse effect on its financial position or results of operations. The Company has received a settlement from a supplier resulting from the supplier's inability to provide telecommunication services during 1998. The Company has reserved $125,000 against that settlement.

NOTE 3 -      EQUITY TRANSACTIONS

              International Teledata Acquisition

              The Company acquired the international telecommunications assets from International Teledata, Inc. for 5,224,310 shares of common stock in 1998, in a transaction valued at the predecessor cost of $23,749 or $0.00 per share. Predecessor cost was used because it approximated the value of the assets acquired.

                                                     GRG, INC.
                                        (dba Global Resources Group, Inc.)
                                         (Formerly Ghiglieri Corporation)
                                           (A Development Stage Company)
                                         Notes to the Financial Statements
                                                 December 31, 1998


NOTE 3 -      EQUITY TRANSACTIONS (Continued)

              Teleprizes

              The Company acquired Teleprizes TM for 3,150,000 shares of common stock, with certain marketing rights associated with providing internet scratch off sweepstakes promotions to internet websites to induce traffic. Teleprizes TM was acquired from an affiliated company, Catalyst Communications, Inc, which is controlled by the major shareholders of the Company. The acquisition was accounted for at predecessor cost of $95,934 or $0.03 per share because the shares were issued to related parties. That affiliate and related control parties also contributed $1,625,000 in cash and payment of expenses to the Company.

              Board Services

              The Company issued 250,000 shares each under four (4) contracts for board services to each of its directors for services in 1998. Those issuances were valued at $0.99 per share, which approximates the market value and offering price of the Company's shares during 1998.

              Telecommunications Services

              The Company issued 1,200,000 shares of stock to a corporation controlled by an affiliate, for telecommunications services associated with the sale and marketing of the Company's internet sweepstakes products. This contract was valued at the $1.00 market price of the Company's stock.

              Administrative Services

              The  Company   issued   200,000  shares  under  an  agreement  for
              administrative services which accrued during 1998. These shares were valued at $1.00 per share.

              Reimbursements

              The Company reimbursed a shareholder for a $250,000 expenditure by issuing her 250,000 shares of common stock which were valued at $1.00 per share.

              Merger and Acquisition Services

              The Company issued 350,000 shares to a company affiliated with one of its directors for services in connection with acquisition made by the Company. These shares were valued at $1.00 per share.

                                                     GRG, INC.
                                        (dba Global Resources Group, Inc.)
                                         (Formerly Ghiglieri Corporation)
                                           (A Development Stage Company)
                                         Notes to the Financial Statements
                                                 December 31, 1998


NOTE 3 -      EQUITY TRANSACTIONS (Continued)

              Rescinded Acquisitions

              The Company issued shares in connection with the rescinded acquisition of 3 entities, each of which is discussed below:

              a. Franklin P B Enterprises - The Company entered into contracts to acquire companies with various real estate holdings owned by a common shareholder. The Company advanced cash of $238,494 and issued 3,150,000 shares of its common stock, of which 2,700,000 shares were canceled. The Company accounted for the shares at $1.00 per share.
                     The Company expensed all amounts associated with this transaction based on its determination that it would be unable to recover its investment and terminated its agreement.

              b. E-Tel - The Company entered into a contract to acquire the common stock of E-Tel Corporation for 1,250,000 shares of common stock. E-Tel was also in the international long distance phone business. The transaction was canceled after the Company's determination that it would be unable to recover its investment. The Company recovered 1,240,000 shares of the stock but expensed the remaining 10,000 shares valued at $1.00 per share and cash advances of $220,750.

              c. Pro Sports Group Corporation - The Company acquired Pro Sports Group Corporation for 200,000 shares, valued at
                     $1.00 per share, as a complement to its marketing operations. When Pro Sports was found to have no value, the Company terminated the acquisition recovered 175,000 shares and wrote-off the remaining 25,000 shares at $1.00 per share and cash advances of $142,500.

              Shares Issued in 504 Regulation D Offering at $1.00 Per Share

              The Company sold 663,956 of its common shares for cash to investors.

              Shares Issued in 504 Regulation D Offering at $0.75 Per Share

              The Company sold 376,627 of its common shares to investors for cash.

NOTE 4 -      GOING CONCERN

              The Company's consolidated financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has incurred losses from its inception through December 1998.

                                                     GRG, INC.
                                        (dba Global Resources Group, Inc.)
                                         (Formerly Ghiglieri Corporation)
                                           (A Development Stage Company)
                                         Notes to the Financial Statements
                                                 December 31, 1998

NOTE 4 -      GOING CONCERN (Continued)

              The Company's plans for its future are as follows:

              a.     Selling  business in its  international  telecommunications area: The Company has subsequently entered into new contracts in its international telecommunications sector which it believes will generate gross margins sufficient to bring the Company to profitability. The implementation of these contracts will require that the Company raise additional capital for equipment and deposits with long distance carriers.

              b.     Further development of internal sweepstakes marketing area:
                     As discussed in Note 8, the Company has entered into a joint marketing agreement with an Internet sweepstakes provider. Development of this business is promising, but will require capital for startup purposes. The Company is also pursuing additional strategies including the opening of a website to sell telecommunications products.

              c. Cost containment: The Company recently reduced its work force by approximately 30% in the marketing and administrative areas. These reductions are not expected to have any long-term impact on the Company.

              d. Pursuit of mergers: From time to time, merger opportunities with entities generating positive cash flow may arise. Current management will vigorously pursue profitable opportunities.

NOTE 5 -      REGULATORY MATTERS

              The Company is subject to regulation in countries in which it does business. The Company believes that an adverse determination as to the permissibility of the Company's services under the laws and regulations of any such country may have a material adverse short-term effect on its business, particularly in Mexico and the Caribbean. There have been no adverse regulatory findings to date.

NOTE 6 -       RELATED PARTY TRANSACTIONS

               During 1998, the Company issued shares to related parties in the following manner:

               Services

               During 1998, the Company issued 4 contracts to its directors for 250,000 shares each for board services. Also during 1998, affiliated companies of directors were awarded contracts of 350,000 shares, 200,000 shares and 1,200,000 shares for acquisition services, administrative and consulting services, and telecommunications services, respectively. During March 1998, the Company acquired certain assets from Catalyst Communications, Inc. (Catalyst), a company controlled by its directors, for 3,150,000 shares of common stock. See Note 3 for additional discussion of these transactions.

                                                     GRG, INC.
                                        (dba Global Resources Group, Inc.)
                                         (Formerly Ghiglieri Corporation)
                                           (A Development Stage Company)
                                           Notes to Financial Statements
                                                 December 31, 1998


NOTE 6 -       RELATED PARTY TRANSACTIONS (Continued)

               Borrowings and Contributed Capital

               During 1998, Catalyst paid Company expenses of $267,305 to the Company all of which was repaid. Catalyst and its affiliates also donated capital of $1,625,000 to the Company. An officer of the Company paid Company expenses of $44,406 to the Company and was repaid all but $3,000, which was subsequently paid back.

NOTE 7 -       SUBSEQUENT EVENTS

               Issuance of Employment Contracts

               In October 1999, the Company reached a three-year agreement with a new Chief Executive Officer. The agreement provides for a base salary of $150,000, plus benefits and stock options. Final terms of the stock options have not been determined.

               Potential Dispute with Internet Supplier

               In June 1999, the Company modified its existing agreements with Real Time Media, Inc., to enter into a joint venture agreement to market an Internet scratch-and-win sweepstakes product. Subsequently, there arose a dispute between the Company and Real Time Media, Inc. over certain elements of that agreement. The Company believes that a resolution can be reached and has not reserved against capitalized intangibles associated with this relationship.

               Carrier Contracts

               In January 1999, the Company entered into contracts to purchase transmission capacity from various domestic and foreign carriers, particularly Qwest International, Inc. However, the Company is currently renegotiating those contracts. The Company is not involved in disputes with carriers arising in the ordinary course of business other than as described below.

               Related Party Transactions

               During 1999, ASFT, Inc., a related party, purchased for cash, 356,400 shares for $0.25 per share and 1,304,200 shares for $0.50 per share.

                                                     GRG, INC.
                                        (dba Global Resources Group, Inc.)
                                         (Formerly Ghiglieri Corporation)
                                           (A Development Stage Company)
                                           Notes to Financial Statements
                                                 December 31, 1998


NOTE 7 -       SUBSEQUENT EVENTS (Continued)

               Notes Payable

               From January through October 1999, the Company borrowed $325,000 of 10% notes payable, due in monthly installments of $14,199 until fully paid. The notes were collateralized by certain long distance contracts of the Company. The Company issued 325,000 warrants to noteholders which are exercisable when the Company's stock price reaches $1.50 and expire on July 8, 2003.

                                                     GRG, INC.
                                        (dba GLOBAL RESOURCES GROUP, INC.)
                                         (Formerly Ghiglieri Corporation)
                                           (A Development Stage Company)

                                               FINANCIAL STATEMENTS

                                     September 30, 1999 and December 31, 1998

                                                       GRG, INC.
                                          (dba Global Resources Group, Inc.)
                                           (Formerly Ghiglieri Corporation)
                                             (A Development Stage Company)
                                                    Balance Sheets


                                                        ASSETS


                                                                                  September 30,          December 31,
                                                                                   1999                   1998
                                                                             ------------------    --------------------
                                                                                 (Unaudited)

CURRENT ASSETS

  Cash                                                                       $           74,033    $          100,060
  Refundable deposits                                                                     1,500                -
  Supplies and inventory                                                                 50,000                -
  Other                                                                                   2,610                   110
                                                                             ------------------    --------------------
     Total Current Assets                                                               128,143               100,170
                                                                             ------------------    --------------------
FIXED ASSETS (Note 1)

  Telecommunications equipment                                                          328,036                -
  Furniture and fixtures                                                                 13,424                13,424
  Accumulated depreciation                                                              (19,517)               (1,134)
                                                                             ------------------    --------------------
     Net Fixed Assets                                                                   321,943                12,290
                                                                             ------------------    --------------------
OTHER ASSETS

  Settlement receivable, net of allowance of $125,000
    and $125,000 at September 30, 1999 and
    December 31, 1998, respectively                                                      50,000               125,000
   Investment in contracts, net of accumulated amortization
    of $14,388 and $-0- at September 30, 1999 and
    December 31, 1998, respectively                                                      81,546                95,934
                                                                             ------------------    --------------------
     Total Other Assets                                                                 131,546               220,934
                                                                             ------------------    --------------------
     TOTAL ASSETS                                                            $          581,632    $          333,394
                                                                             ==================    ====================


                      The accompanying notes are an integral part of these financial statements.

                                                       GRG, INC.
                                          (dba Global Resources Group, Inc.)
                                           (Formerly Ghiglieri Corporation)
                                             (A Development Stage Company)
                                              Balance Sheets (Continued)


                                         LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                                  September 30,          December 31,
                                                                                   1999                   1998
                                                                             ------------------    -------------------
                                                                                  (Unaudited)
CURRENT LIABILITIES

  Accounts payable and accrued expenses                                      $           45,428    $           21,041
  Customer security deposits                                                             20,000                 -
  Note payable to officer                                                                      -                3,000
                                                                             ------------------    -------------------
     Total Current Liabilities                                                           65,428                24,041
                                                                             ------------------    -------------------
LONG-TERM NOTE PAYABLE                                                                  193,419                -
                                                                             ------------------    -------------------
     Total Liabilities                                                                  258,847                24,041
                                                                             ------------------    -------------------
COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY

  Common stock, $0.001 par value, 100,000,000 shares authorized;  19,219,427 and
   16,899,893 shares issued and outstanding,
   at September 30, 1999 and December 31, 1998, respectively                             19,219                16,900
  Additional paid-in capital                                                          7,411,696             6,198,540
  Accumulated deficit                                                                (7,108,130)           (5,906,087)
                                                                             ------------------    -------------------
     Total Stockholders' Equity                                                         322,785               309,353
                                                                             ------------------    -------------------
     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                              $          581,632    $          333,394
                                                                             ==================    ===================



                      The accompanying notes are an integral part of these financial statements.

                                    GRG, INC.
                           (dba Global Resources Group, Inc.)
                            (Formerly Ghiglieri Corporation)
                             (A Development Stage Company)
                                Statements of Operations
                                   (Unaudited)

                                                                                                                       From
                                                                                                                    Inception of the
                                                                                                                      Development
                                                                                                                        Stage on
                                                       For the                            For the                       March 19,
                                                     Nine Months Ended                  Three Months Ended             1992 Through
                                                      September 30,                      September 30,                September 30,
                                                   1999             1998             1999             1998                1999
                                               --------------  -------------    ----------------  ------------    ----------------

REVENUES

   Sales, net                                   $       49,304  $         -       $        49,304  $      -        $        49,304
   Cost of sales                                        76,869            -                76,869         -                 76,869
                                                --------------  ---------------   ---------------  -------------   ----------------
     Gross Margin (Deficit)                            (27,565)           -               (27,565)        -                (27,565)
                                                --------------  ---------------   ---------------  -------------   ----------------
EXPENSES

   General and administrative                        1,139,559         1,508,229          446,645        356,669         5,957,768
   Depreciation and amortization                        32,771            -                21,813         -                 33,905
                                                --------------  ----------------  ---------------  -------------   ----------------
     Total Expenses                                  1,172,330         1,508,229          468,458        356,669         5,991,673
                                                --------------  ----------------  ---------------  -------------   ----------------
(LOSS) FROM OPERATIONS                              (1,199,895)       (1,508,229)        (496,023)      (356,669)       (6,019,238)
                                                --------------  ----------------  ---------------  -------------   ----------------
OTHER INCOME (EXPENSE)

   Interest expense                                     (1,544)           -                (1,544)        -                 (1,544)
   Interest income                                       1,992            -                 1,333         -                  1,992
   Other income (expense)                               (2,596)           -                 1,459         -                 (2,596)
   Write-off of rescinded acquisitions                  -             (1,056,744)          -             (93,250)       (1,086,744)
                                                --------------  ----------------  ---------------  -------------   ----------------
     Total Other Income (Expense)                       (2,148)       (1,056,744)           1,248        (93,250)       (1,088,892)
                                                --------------  ----------------  ---------------  -------------   ----------------
(LOSS) BEFORE INCOME TAXES                          (1,202,043)       (2,564,973)        (494,775)      (449,919)       (7,108,130)

INCOME TAX EXPENSE                                      -                 -                -              -                 -
                                                --------------  ----------------  ---------------  -------------   ----------------
NET (LOSS)                                      $   (1,202,043) $     (2,564,973) $      (494,775) $    (449,919)  $    (7,108,130)
                                                ==============  ================  ===============  =============   ================
BASIC INCOME (LOSS) PER SHARE                   $        (0.07) $          (0.23) $         (0.03) $       (0.03)
                                                ==============  ================  ===============  =============
WEIGHTED AVERAGE SHARES
 OUTSTANDING                                        17,894,786        11,231,729       18,738,909     13,429,460
                                                ==============  ================  ===============  =============


                      The accompanying notes are an integral part of these financial statements.

                                                          GRG, INC.
                                             (dba Global Resources Group, Inc.)
                                              (Formerly Ghiglieri Corporation)
                                                (A Development Stage Company)
                                    Statements of Stockholders' Equity (Deficit)


                                                                             Additional
                                                 Common Stock                Paid-in        Accumulated
                                             Shares            Amount        Capital         Deficit             Total
                                            -----------   --------------  -------------  ----------------   -------------------

Balance at inception on
 March 19, 1992                                  -        $       -       $      -       $          -       $           -

Issuance of common capital stock
 for cash at $0.003 per share -
 March 19, 1992                                 750,000              750          1,500             -                    2,250

Capital contributions by
 shareholder's - expenses - 1993                 -                -               2,400             -                    2,400

Net loss from inception on
 March 19, 1992 through
 December 31, 1993                               -                -              -                  (9,504)             (9,504)
                                             ------------ --------------  ---------------  ----------------  -------------------
Balance, December 31, 1993                      750,000              750          3,900             (9,504)             (4,854)

Capital contributions by
 shareholders' - expenses - 1994                 -                -              16,040             -                   16,040

Issuance of common capital stock
 for cash at $0.008 per share -
 net of offering costs - 1994                 2,250,000            2,250         15,391             -                   17,641

Net loss for the year ended
 December 31, 1994                               -                -              -                 (12,144)            (12,144)
                                             ------------ --------------  ---------------  ----------------  -------------------
Balance, December 31, 1994                    3,000,000            3,000         35,331            (21,648)             16,683

Net loss for the year ended
 December 31, 1995                               -                -              -                  -                   -
                                             ------------ --------------  ---------------  ----------------  -------------------
Balance, December 31, 1995                    3,000,000            3,000         35,331            (21,648)             16,683

Net loss for the year ended
 December 31, 1996                               -                -              -                  (4,700)             (4,700)
                                             ------------ --------------  ---------------  ----------------  -------------------
Balance, December 31, 1996                    3,000,000   $        3,000  $      35,331  $         (26,348) $           11,983
                                             ------------ --------------  ---------------  ----------------  -------------------


                      The accompanying notes are an integral part of these financial statements.

                                                          GRG, INC.
                                             (dba Global Resources Group, Inc.)
                                              (Formerly Ghiglieri Corporation)
                                                (A Development Stage Company)
                                    Statements of Stockholders' Equity (Deficit)
                                                       (Continued)


                                                                           Additional
                                                  Common Stock              Paid-in          Accumulated
                                             Shares           Amount        Capital           Deficit           Total
                                            -----------   --------------  -------------  -----------------  ------------------

Balance, December 31, 1996                    3,000,000   $        3,000  $      35,331  $         (26,348) $           11,983

Issuance of common capital stock
 for services at $0.01 per share -
 1997                                         1,000,000            1,000          9,000             -                   10,000

Net loss for the year ended
 December 31, 1997                               -                -              -                 (21,983)            (21,983)
                                            -----------   --------------  -------------  -----------------  ------------------
Balance, December 31, 1997                    4,000,000            4,000         44,331            (48,331)             -

Common stock issued for acquisition
 of International Teledata, Inc. and
 International Teleservices Division
 at predecessor cost of $0.00
 per share                                    5,224,310            5,224         18,525             -                   23,749

Common stock issued for acquisition
 of Teleprizes Operating Division at
 predecessor cost of $0.03 per share          3,150,000            3,150         92,784             -                   95,934

Capital contribution by shareholders             -                -           1,625,000             -                1,625,000

Issuance of shares to Directors for
 board services at $0.99 per share            1,000,000            1,000        990,000             -                  991,000

Issuance of shares for
 telecommunications services at
 $1.00 per share                              1,200,000            1,200      1,198,800             -                1,200,000

Issuance of shares for administrative
 services at $1.00 per share                    200,000              200        199,800             -                  200,000
                                            -----------   --------------  -------------  -----------------  ------------------
Balance Forward                              14,774,310   $       14,774  $   4,169,240  $         (48,331) $        4,135,683
                                            -----------   --------------  -------------  -----------------  ------------------





                      The accompanying notes are an integral part of these financial statements.

                                                           GRG, INC.
                                             (dba Global Resources Group, Inc.)
                                              (Formerly Ghiglieri Corporation)
                                               (A Development Stage Company)
                                    Statements of Stockholders' Equity (Deficit
                                                       (Continued)


                                                                             Additional
                                                  Common Stock                Paid-in        Accumulated
                                             Shares            Amount         Capital         Deficit               Total
                                            ------------  --------------  -------------  ------------------ ------------------

Balance Forward                              14,774,310   $       14,774  $   4,169,240  $         (48,331) $        4,135,683

Issuance of shares to shareholder as
 reimbursement for expenses                     250,000              250        249,750             -                  250,000

Issuance of shares for merger and
 acquisition services at $1.00 per
 share                                          350,000              350        349,650             -                  350,000

Common stock issued in rescinded
 acquisitions at $1.00 per share                485,000              485        484,515             -                  485,000

Issuance of shares in Regulation D
 Rule 504 offering at $1.00 per share           663,956              664        663,292             -                  663,956

Issuance of shares in Regulation D
 Rule 504 offering at $0.75 per share           376,627              377        282,093             -                  282,470

Net loss for the year ended
 December 31, 1998                               -                -               -             (5,857,756)         (5,857,756)
                                            ------------  --------------  -------------  ------------------ ------------------
Balance, December 31, 1998                   16,899,893           16,900      6,198,540         (5,906,087)            309,353

Issuance of shares in Regulation D
 Rule 504 offering at $0.75 per share
 (unaudited)                                     72,020               72         53,944             -                   54,016

Return of shares by officers and
 cancellation of shares (unaudited)          (1,000,000)          (1,000)        -                  -                   (1,000)

Issuance of shares in Private
 Placement at $0.50 per share
 (unaudited)                                  1,402,326            1,402        699,760             -                  701,162

Issuance of shares in Private
 Placement at $0.25 per share
 (unaudited)                                  1,845,188            1,845        459,452             -                  461,297

Net loss for the nine months
 ended September 30, 1999
 (unaudited)                                           -                -              -        (1,202,043)         (1,202,043)
                                            ------------  --------------  -------------  ------------------ ------------------
Balance, September 30, 1999
 (unaudited)                                 19,219,427   $       19,219  $   7,411,696  $      (7,108,130) $          322,785
                                            ============  ==============  =============  ================== ==================

                      The accompanying notes are an integral part of these financial statements.

                                    GRG, INC.
                       (dba Global Resources Group, Inc.)
                        (Formerly Ghiglieri Corporation)
                          (A Development Stage Company)
                            Statements of Cash Flows
                                   (Unaudited)


                                                                                                                       From
                                                                                                                    Inception of the
                                                                                                                      Development
                                                                                                                      Stage on
                                                         For the                            For the                   March 19,
                                                     Nine Months Ended                  Three Months Ended           1992 Through
                                                       September 30,                      September 30,              September 30,
                                                   1999             1998             1999             1998               1999
                                                --------------  ----------------- ---------------  -------------  -----------------

CASH FLOWS FROM OPERATING
 ACTIVITIES:

   Net income (loss)                            $   (1,202,042) $     (2,564,973) $      (494,775) $    (449,919)  $    (7,108,129)
   Adjustments to reconcile net income
    (loss) to net cash used in operating
    activities:
     Depreciation and amortization                      32,771            -                21,813         -                 33,905
     Issuance of stock for services                     -                 -                -              -              2,991,000
     Issuance of stock for expenses                     -                 -                -              -                 10,000
     Allowance for doubtful accounts                    -                125,000           -              -                125,000
     Loss on disposition of property, plant
       and equipment                                    -                 23,749           -               -                23,749
     Stock issued in rescinded acquisitions             -                465,350           -              24,559           485,000
   Changes in assets and liabilities:
     (Increase) decrease in supplies
      inventory                                        (50,000)           -               (50,000)        -                (50,000)
     (Increase) decrease in prepaid
       expenses and other current assets                (4,000)           -                -              -                 (4,110)
     (Increase) decrease in other
      receivables                                       -                 (1,553)          -              (1,553)           -
     Increase (decrease) in customer
      deposits                                          20,000            -                20,000         -                 20,000
     Increase (decrease) in accounts payable            24,386            24,673           45,428         17,944            45,428
     Increase (decrease) in accrued expenses            -                  1,062           -               2,916            -
                                                --------------  ----------------- ---------------  -------------  -----------------
     Net Cash (Used) by Operating Activities        (1,178,885)       (1,926,692)        (457,534)      (406,053)       (3,428,157)
                                                --------------  ----------------- ---------------  -------------  -----------------
CASH FLOWS FROM INVESTING
 ACTIVITIES:

   Settlement, recoverable from supplier                75,000          (250,000)          75,000         -               (175,000)
   Purchase of fixed assets                           (328,036)           (4,200)        (327,567)        -               (341,459)
                                                --------------  ----------------- ---------------  -------------  -----------------
     Net Cash (Used) by Investing Activities    $     (253,036) $       (254,200) $      (252,567) $      -        $      (516,459)
                                                --------------  ----------------- ---------------  -------------  -----------------




                      The accompanying notes are an integral part of these financial statements.

                                    GRG, INC.
                       (dba Global Resources Group, Inc.)
                        (Formerly Ghiglieri Corporation)
                          (A Development Stage Company)
                      Statements of Cash Flows (Continued)
                                   (Unaudited)


                                                                                                                         From
                                                                                                                    Inception of the
                                                                                                                       Development
                                                                                                                        Stage on
                                                       For the                            For the                       March 19,
                                                     Nine Months Ended                  Three Months Ended   1992       Through
                                                       September 30,                      September 30,               September 30,
                                                   1999             1998             1999             1998                 1999
                                                -------------  -----------------  --------------  -------------   -----------------


CASH FLOWS FROM FINANCING
 ACTIVITIES:

   Cash contributed by promoters                $       -       $      1,625,000  $        -       $      -        $     1,625,000
   Issuance of stock for expenses paid                  -                 -                -              -                 18,440
   Loans from/to related parties                        -                 65,188           -             (68,397)           -
   Long-term debt                                      200,000            -               200,000         -                200,000
   Principal payments on long-term debt                 (6,581)           -                (6,581)        -                 (6,581)
   Notes from/ to officers                              (3,000)           22,269           -               9,266            -
   Issuance of common stock                          1,215,475           449,950          479,227        440,741         2,181,790
                                                -------------- -----------------  --------------- --------------  -----------------
     Net Cash Provided by Financing
      Activities                                     1,405,894         2,162,407          672,646        381,610         4,018,649
                                                -------------- -----------------  --------------- --------------  -----------------
Net Increase (Decrease) in Cash                        (26,027)          (18,485)         (37,455)       (24,443)           74,033

CASH AT BEGINNING OF PERIOD                            100,060            -               111,488          5,958            -
                                                -------------- -----------------  --------------- --------------  -----------------
CASH (OVERDRAFT) AT END OF
 PERIOD                                         $       74,033  $        (18,485) $        74,033  $     (18,485)  $        74,033
                                                ==============  ================= ===============  ==============  ================
CASH PAID FOR:

  Interest expense                              $        1,544  $         -       $         1,544  $      -        $         1,544
  Income taxes                                  $       -       $         -       $        -       $      -        $        -

NON CASH FINANCING ACTIVITIES:

  Common stock issued for ITD assets            $       -       $         23,749  $        -       $      -        $        23,749
  Common stock issued for acquisition of
    Teleprizes operating division               $       -       $         95,934  $        -       $      -        $        95,934
  Common stock issued in rescinded
    acquisition                                 $       -       $        465,000  $        -       $      -        $       485,000
  Common stock issued for services              $       -       $         -       $        -       $      -        $     2,991,000


                      The accompanying notes are an integral part of these financial statements.

                                                     GRG, INC.
                                        (dba Global Resources Group, Inc.)
                                         (Formerly Ghiglieri Corporation)
                                           (A Development Stage Company)
                                           Notes to Financial Statements
                                     September 30, 1999 and December 31, 1998


NOTE 1 -      CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

              The accompanying consolidated financial statements have been prepared by the Company without audit. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at September 30, 1999 and for all periods presented have been made.

              Certain information and footnote disclosures normally included in consolidated financial statements prepared in accordance with general accepted accounting principles have been condensed or omitted. It is suggested that these condensed consolidated financial statements be read in conjunction with the financial statements and notes thereto included in the Company's December 31, 1998 audited consolidated financial statements. The results of operations for the periods ended September 30, 1999 are not necessarily indicative of the operating results for the full year.


                                    Part III

Item 1.  Index to Exhibits.
---------------------------

         (b) The following exhibits are filed as a part of this Registration


Statement:



Exhibit
Number      Description*
------      ------------

3(i)              Articles of Incorporation (including amendments).
3(ii)             Bylaws.

            Material Contracts
            ------------------

10(i)(a) Partial Liquidation Agreement between International Teledata, Inc. and its shareholders and the Company dated March 20, 1998

10(i)(b) Sale of Marketing Rights Agreement between the Company and Catalyst Communications, Inc. dated March 19, 1998

10(i)(c) Joint Marketing Agreement between the Company and Real Time Media Inc. dated June 22, 1999

10(i)(d) Carrier Service Agreement between the Company and Qwest Communications Corporation dated January 19, 1999

10(i)(e)          Promissory Note and Warrant between the Company and F.
                  Stanton Moyer dated August 5, 1999

10(i)(f) Promissory Note and Warrant between the Company and John McWilliams dated August 15, 1999

10(i)(g) Master Agreement between the Company and Value Added Services, Inc. dated October 11, 1999 -
                  WAIVER of confidential information to be requested

10(i)(h) Promissory Note and Warrant between the Company and F. Stanton Moyer dated October 5, 1999

10(i)(i) Promissory Note and Warrant between the Company and F. Stanton Moyer dated November 5, 1999

          Management Contracts and Compensatory Plans/Arrangements

10(ii)(a)         Employment Agreement between the Company and Jeffrey M. Good dated November 1, 1998

10(ii)(b)         Employment Agreement between the Company and Kenneth W. Craig dated November 12, 1999

10(ii)(c)         Performance Stock Agreement between the Company and Jeffrey M.
                  Good dated November 12, 1999

10(ii)(d)         Performance Stock Agreement between the Company and Kenneth W.
                  Craig dated November 12, 1999


16 Change of Accountants - Letter from Anderson, Anderson & Strong, dated November 5, 1999

21             Subsidiaries (none)

23             Consent of Independent Auditors

27             Financial data Schedules

          * Summaries of all exhibits contained within this Registration Statement are modified in their entirety by reference to these Exhibits.

                              SIGNATURES

          In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized.

                                             GRG, INC.

Date:     /99                                By:
                                             ------------------------
                                             Kenneth W. Craig, CEO

Date:     /99                                By:
                                             ------------------------
                                             Jeffery M. Good,
                                             President/COO

Date:     /99                                By:
                                             ------------------------
                                             Matthew A. Veal,
                                             Principal Financial and Accounting
                                             Officer

Date:     /99                                By:
                                             --------------------------
                                             O. Howard Davidsmeyer, Jr.
                                                      Chairman of the Board

Date:     /99                                By:
                                             --------------------------
                                             Carl L. Smith
                                                      Director

Date:     /99                                By:
                                             --------------------------
                                             Christopher R. Beck
                                                      Director

Date:     /99                                By:
                                             --------------------------
                                             Ranald Stewart, Jr.
                                                      Director